UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                      STEM CELL THERAPY INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its charter)

                                     NEVADA
          (State or other jurisdiction of incorporation or organization)

                                   88-0374180
                     (I. R. S. Employer Identification No.)

                 2203 N. LOIS AVENUE, 9TH FLOOR, TAMPA, FL 33607
           (Address of principal executive offices)         (Zip Code)

                  (Issuer's telephone number)   (813) 600-4088


Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

               Common Stock, $0.001 par value
               ------------------------------
               (Title of Class)

                                TABLE OF CONTENTS

PART I

Item 1. Description of Business.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Item 3. Description of Property.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Item 6. Executive Compensation.

Item 7. Certain Relationships and Related Transactions.

Item 8. Description of Securities.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related
     Stockholder Matters.

Item 2. Legal Proceedings.

Item 3. Changes in and Disagreements with Accountants.

Item 4. Recent Sales of Unregistered Securities.

Item 5. Indemnification of Directors and Officers.

PART F/S  Financial Statements

PART III

Item 1. Index to Exhibits.

Item 2. Description of Exhibits.

ITEM 1. DESCRIPTION OF BUSINESS.

COMPANY OVERVIEW
     Stem Cell Therapy International, Corp. (the "Company") was incorporated in Nevada on December 2, 2004. The Company's executive management team are: Calvin
C. Cao, Chairman and Chief Executive Officer, Daniel J. Sullivan, Chief Financial Officer, and Peter K. Sidorenko, Chief Operating Officer. The Company also has the following non-executive officers: Dr. Yuriv Gladkikh, Chief Scientist, Dr. Galina Lobyntseva, Chief of Manufacture, Sergei Martynenko Director of Clinic in Kiev, Dr. Vladimir Gladkikh, Medical Director, and Dr. Dimitriy Lobyntsev, Director of Research.

      Stem Cell Therapy International, Inc. is involved in research and development within the field of regenerative medicine. SCTI provides allo stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where Stem Cell Transplantation (SCT) therapy is approved by the appropriate local government agencies.

     The Company intends to provide these biological solutions containing allo stem cell products also in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.

     Stem Cell Therapy International's mission is to make available its stem cell products to treatment facilities around the world, so that patients suffering from biological and neurological disorders, previously deemed incurable by traditional medicine, may find a solution to their disabling and crippling conditions within the new field of stem cell transplantation therapy. Our products include solutions containing allo stem cell biological solutions, adult stem cells and stem cell which are extracted from umbilical cord blood.

     Members of our U.S. and European Medical and Scientific Advisory Board review each patient's condition and medical history. They establish an individual treatment protocol for each patient that includes the appropriate stem cell transplantation therapy, the number of stem cell doses required, special diet and lifestyle recommendations as well as physical therapy and specific exercise and recovery programs.

     In the future Stem Cell Therapy International plans to introduce a number of different cures and treatments, and develop vertical markets in all aspects of stem cell use, which will improve the quality of life for thousands of patients around the world, much sooner than later.

     Stem cell transplantation therapy, or SCT, is a field of medicine, which uses techniques and technologies that rely on replacing diseased, damaged or dysfunctional cells with healthy, functioning ones.

     This therapy is similar to the process of organ transplantation where the treatment only consists of the transplantation of allo stem cells into the body rather than entire organs, thus eliminating any chance of rejection, or the need for expensive and potentially dangerous immunosuppression drug therapy.

     These new techniques are being applied to potentially finding a cure for a wide range of human disorders, including neurological diseases such as Alzheimer's, Parkinson's Disease, ALS, which is also commonly known as Lou Gehrig's disease, leukemia, muscular dystrophy, multiple sclerosis, arthritis, spinal cord injuries, brain injury, stroke, heart disease, liver and retinal disease, diabetes as well as certain types of cancer and can alleviate the side effects of chemotherapy.

     Our research and biological productions affiliate facility is located in Kiev in the Republic of the Ukraine. This facility is the main location for the members of our SCTI European Scientific and Medical Advisory Board and serves as a working affiliate treatment facility as well.

     Since 1981, the study and production of biological preparations from animal and human cells were being carried out within the framework of the scientific programs under the aegis of the National Academy of Sciences, the Medical Academy of Sciences, the Ministry of Public Health and the Coordination Center for Organ, Tissue, and Cells Transplantation within the Ukraine Ministry of Public Health. The applications of biological stem cell preparations have been sanctioned by the Ministry of Public Health of the Ukraine since 1991.

     The Company's offices are presently located at 2203 N Lois Ave 9th Floor, Tampa, FL 33607. The Company's website is HTTP://WWW.SCTICORP.COM.
                                           -----------------------

BUSINESS OVERVIEW

     Stem Cell Transplantation ("SCT") is a minimal surgical procedure that has been used successfully for more than 70 years as a treatment of many diseases for which modern medicine has had no therapy, or in which traditional therapies stopped being effective. A documented 5 million patients have already been treated using STC worldwide to-date, evidenced by over 140,000 publications in MEDLINE (see www.nlm.nih.gov).
             ---------------

     Stem cell transplantation is not a "wonder drug", or a transplantation of some "wonder cell" that will cure everything. The body of every member of the animal kingdom, including man, is built from about 200 kinds of cells and since 1998 the Company, through its affiliated entities, has been able to prepare stem cell transplants and make such transplants available for patient treatment, without immunosuppression.

     This is the result of more than 20 years of ongoing research by many individuals and companies, together with GMP ('Good Manufacturing Practice'), and clinical experience with stem cell transplantation in patients suffering from those diseases where physicians recognized that their patient needed an outright transplantation of allo stem cells to replace the dead or non-functioning cells, or a direct stimulation of regeneration (i.e. repair) of the damaged cells and tissues of various organs.

     There are crucial differences in the mechanism of the action of Stem Cell Transplantation as opposed to traditional drug therapy (chemical) and organ transplantation: Cell transplantation is a vastly different approach to existing medical therapy. In order to comprehend this statement, you should visualize that everything in the living body is in constant motion: electrons, protons, and other elementary particles of each atom, all atoms, all molecules, all cell organelles of every cell, as well as all fluids, which represent between 75% and 55% of body weight (depending upon age), and that there is electromagnetic radiation associated with all such movement, a subject almost completely neglected by medical science, and finally the following: Every cell in your body is programmed to die. (The sole exception may be certain neurons.) All cells of our body are being continuously replaced, albeit each kind with different speed. Generally in every disease the principal cells of a diseased organ die faster than the sick body is able to replace them.

     When the quantity of principal cells of a diseased organ drops below a certain limit, such organ dies. If it is a vitally important organ, without which one cannot live, such as the heart, liver or brain, for example, and surgeons cannot replace such a dying organ, the sick organism will die, as well. Current medicine knows of one treatment only when it becomes mandatory to replace dead cells, tissues, or organs--transplantation. Transplantations of organs from human donors, such as heart, kidney, liver, etc., have become fairly common nowadays. These are life saving major surgical procedures, usually done as a "treatment of last resort".

     Besides the obvious surgical risk, there is always a problem of rejection:
The body of the recipient patient rejecting a transplanted organ from another body is almost always guaranteed as an issue in transplantation surgery, and the only way to prevent it is by taking immunosuppressants for the rest of the patient's life. These drugs can stop a rejection for some time, but only at the expense of serious, often life-endangering, complications. By suppressing the patients' immune system it leaves the patient vulnerable to many types of infectious diseases.

     Some organs cannot be transplanted, such as the brain, neural system or the immune system, so that many diseases cannot be treated by organ transplantation.

     Stem cell transplantation was introduced into clinical practice in 1931 and has historically preceded organ transplantation by several decades. The Company believes that stem cell transplantation will dominate the medicine of the 21st century. The main reasons for such statements are:

1) Stem cell transplantation is a minor procedure for a patient, (no more than an IM injection or an IV drip like a transfusion) and for that reason it can be, and should be, used in the earlier stages of those diseases that current medicine cannot cure, or even treat. It means that there is no logical reason to wait until the end-stage, as is the case with organ transplantation, and has been the case with (stem) cell transplantation until now.

2) One of the reasons why stem cell transplantation is such a simple procedure for a patient to go through is the principle of "homing".

3) "Homing" means that the respective stem cells do not have to be implanted directly into a damaged organ, (e.g. liver stem cells into liver), they can be implanted into more accessible superficial tissues, (e.g. under the aponeurosis of an abdominal muscle), because they will find their way into the damaged organ, as if "attracted" by it.

4) The Company believes that every diseased organ in the human body can be treated by stem cell transplantation.

5) Besides serving as a replacement for dead cells of a diseased organ, the transplanted cells can bring back to life (or repair) those cells of such organ which actually have not died, just stopped functioning properly as a result of the disease. In other words, besides transplanting new stem cells there is another mechanism of action of stem cell transplantation: a "direct stimulation of regeneration (or repair)" of existing organs at the cellular level.

6) If stem cells are properly prepared, such as by the methods employed by the Company, they can be implanted without immunosuppression, and thus avoid all complications caused by the use of such medications.

     The Company's stem cell transplants do not require immunosuppressant medications after treatment. This methodology is patented in Russia and in the Ukraine in licensed by the Company. The Company has not discovered a new procedure of (stem) cell transplantation, but is using technology which has been in existence for some period of time.

     The Company utilizes a patented method to prepare (stem) cell transplants of any of the approximately 200 kinds of cells for clinical use, which can be implanted with safety and without the need for immunosuppression medication to prevent rejection of stem cells.

WHAT IS STEM CELL TRANSPLANTATION?

     Stem cells can be compared to floating voters - they have yet to make up their minds. They are unspecialized cells that can renew themselves indefinitely and develop into specialized, more mature cells. They have the potential to be useful in repairing or replacing damaged body parts, and the hope is that they could be the basis for future treatments of many diseases, including Alzheimer's and Parkinson's diseases, spinal cord injuries, multiple sclerosis and diabetes.

     Stem cells can potentially be derived from several sources: first, from embryos while they are still microscopic clusters of cells; second, from fetal tissue, usually from aborted fetuses; and third, and perhaps with greater technical difficulty, from adult organs, for example from bone marrow during transplantation.

     Possible sources of embryonic stem cells are embryos left over from fertility treatment that would otherwise be discarded, and specially created embryos. Embryos could be created using standard in vitro fertilisation (IVF) techniques, whereby a sperm cell and an egg cell are combined. Other methods are cloning techniques, such as cell nuclear replacement (where the nucleus of an adult cell is introduced into an unfertilized egg), and parthenogenesis (where an egg cell is activated into commencing development without being fertilized). A potential advantage of cloning is that it could avoid the recognition by the recipient's immune system of the tissue developed from the stem cells as foreign, and rejection of the tissue. Once isolated, stem cells can be cultured and stored. As well as being potentially useful in treating disease (therapeutic cloning), cloned embryos could be implanted into a woman with a view to the birth of a child (reproductive cloning).

     Human embryonic stem cells were successfully isolated and cultured from embryos in the United States in 1998. These embryos were produced for clinical purposes, and donated for the research.

In summary:

- Stem Cell Transplantation is a surgical procedure that has been used since 1931 to treat many conditions for which modern medicine has had no therapy, or for which 'state-of-art' therapies stopped being effective;
- Stem cell transplantation is not a 'wonder drug';
- Stem cell transplantation directly stimulates repair of the damaged cells of any and all organs and tissues, and replaces dead or non-functioning cells;
- Stem cells can be of human (allo-) or animal (xeno-) origin; and
- Stem cell transplantation can be done through implantation by injection, minor or major surgery or by surface application.

ILLUSTRATIONS OF STEM CELLS AND HOW THEY WORK

     When an egg is fertilized, the cells starts to divide, first into two, then four, eight cells, and more and more cells. Cell division continues, after four days from fertilization, the conceptus becomes a multi-cell ball called a blastocyst. After ten days, the blastocyst will begin to form an embryo. The precursor stem cells of any and all organs or tissues are harvested along with other members of the cell family from the fetus at 27 days and can be transplanted into a patient to treat a variety of conditions. Stem cells can regenerate into new cells, repairing or replacing the damaged cells.
Chemokine
Receptors

HEART WITH DAMAGED OR INJURED CELLS (DIAGRAM 2)
-----------------------------------------------
HEALTHY STEM CELLS
------------------

Healthy stem cells circulate and are attracted to damaged or injured cells Chemokine
Receptors

HEART WITH DAMAGED OR INJURED CELLS (DIAGRAM 2)
-----------------------------------------------
HEALTHY STEM CELLS
------------------

Healthy stem cells circulate and are attracted to damaged or injured cells



                               [GRAPHIC OMITED]

BASIC STEM CELL CYCLE



                               [GRAPHIC OMITED]



                               [GRAPHIC OMITED]




The following diagrams represent an example of a topological application of stem cells for burn patients.

Burn patient's state, before and after stem cell vs. traditional tissue regeneration therapy.
(Course of this treatment was 30 days)




                               [GRAPHIC OMITED]




                               [GRAPHIC OMITED]

                               [GRAPHIC OMITED]




                               [GRAPHIC OMITED]


     Burn patients condition 30 days after beginning stem cell therapy and tissue regeneration therapy. Stem cell biological solution applied 10 days prior to picture being taken.

STEM CELL INDUSTRY CONSIDERATIONS

     In the nascent, but rapidly growing field of stem cell therapies, products are a long way from being commercialized. However, the market potential for stem cell therapies products is very large.

     Much has been made of President Bush's 2001 executive order limiting the use of federal funds for human embryonic stem-cell research. With this absence of federal funding for stem cell research, researchers and stem-cell supporters are seeking private investment to drive the science and the industry forward.

     Some scientists believe embryonic stem cells, which can grow and assimilate into any type of body tissue, could eventually provide a unique way to repair damaged or diseased tissue and treat or cure ailments including Parkinson's disease, Alzheimer's, diabetes and even spinal cord injuries. Supporters say the laboratory creation and study of these lines, which could number in the hundreds, is crucial to the advancement of the research.

     Private donations have also spurred discovery of new stem-cell lines at Harvard, which subsequently created the Stem Cell Institute, and the University of Wisconsin, the University of California and Johns Hopkins have all made advancements in stem-cell research.

     According to an editorial published in RED HERRING (Feb 2003). Stem cell therapies are poised to capture what could be the biggest new market to hit biotech in a decade, nearly equal to the whole biotech industry at present. This estimate doesn't even address the market for stem cells capable of repairing damaged vital organs like the brain, heart, and kidneys."

     California'sProposition 71 currently allocates $3 billion funding for stem cell research and development. Other states are rapidly following suit. On April 7, 2006, for example, the governor of Maryland signed a new bill into law setting aside $15 million for stem cell research.

     According to the website of the U.S. NIDDK (National Institute of Diabetes, Digestive & Kidney Diseases) 18.2 million people - 6.3% of the population - suffer from diabetes mellitus in the U.S. in 2000 and over 194 million globally.

COMPANY STRATEGY

     Stem Cell Therapy International, Inc. is currently earning revenue from stem cell sales outside of the United States, as it has done since 2005. These sales are an ongoing demonstration of the safety and efficacy of its stem cell transplantation therapy. The Company plans to expand its global operations to meet expanding market needs. Growth plans include: expansion of manufacturing facility, increased sales to clinics, university labs, private labs, and physicians globally, JV partnerships with Ministries of Health in different countries, set-up of "showcase" treatment clinic(s), expansion of research and development activities, increasing patent portfolio, licensing of technology to appropriate partners.

     The Company was created to serve as a legal and distribution entity for an ongoing project of stem cell transplantation by a group of physicians-experts in this field from various western and eastern countries. The Company provides stem cell solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where stem cell transplantation therapy is approved by the appropriate local government agencies. The Company intends to provide these biological solutions containing stem cell products in the United States as well, to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.

LIST OF DISEASES POTENTIALLY TREATED BY THE COMPANY'S TECHNOLOGY:

     Besides clinical research studies, positive clinical results and an adequate number of patients have been observed and treated in the categories of diseases that potentially can be cured or their condition improved by the use of stem cell transplantation therapy:

--     Allo stem cell biological solutions can produce a positive effect on age-related and posttraumatic pathologies:

--     Cardiovascular system diseases: myocardial infraction, cerebral atherosclerosis, essential hypertension, ischemic heart disease, neurocirculatory dystonia.

--     Systemic diseases of connective tissue: atrophic arthritis, systemic angitis, systemic lupus, systemic scleroderma, and rheumatism.

--     Respiratory diseases: bronchial asthma, bronchitis, chronic pneumonias.

--     Diseases of the digestive tract: gastric and duodenal ulcer, nonspecific ulcerative colitis, cholecystites, pancreatites, and colitis.

--     Liver diseases: cirrhosis, viral and toxic hepatitis, acute and chronic renal-hepatic insufficiency.

--     Kidney and urinary tract diseases: pyelonephritis, cystitis, urethritis, urolithiasis.

--     Endocrine diseases: diabetes of types I and II, hypothyroidism, suprarenal insufficiency, diabetes complication, endocrine derangements.

--     Obstetrics and gynecology: premature detachment of the normal placement of the placenta, pre-term delivery, toxicosis of pregnancy, miscarriage, fetal hypotrophy, immunological conflict, endometriosis, sterility, menopause, climacteric neuroses, chronic inflammatory genital diseases.

--     Diseases of the nervous system: migraine, cerebral spastic infantile paralysis, neuralgias, polyneuropathies, radiculopathies, neuritis, consequences of a cranio-cerebral trauma, encephalitis and stroke.

--     Ontological diseases of the central nervous system.

--     Cerebral atrophic processes of different genesis.

--     Epilepsy and spastic syndromes of children and adults.

--     The consequences of cerebral strokes.

--     Huntington's chorea, ataxias.

--     Atherosclerosis, multiple sclerosis with spinal cord lesions.

--     Parkinson's, Alzheimer's, Down's, Strumpell's diseases.

--     Serious traumas of the spinal cord and cerebrum.

--     Surgical diseases: osteomyelites, fractures (long term), reconstructive operations on bone tissue for various traumas and surgical interventions.

--     Malignant neo-plasms.

--     Immuno-deficiencies.

--     AIDS.

--     Infectious diseases.

--     Allergic and auto-immune diseases.

--     Blood diseases: anemia, leucopenia, thrombocytopenia, leukemia, hemoblastosis.

--     Skin diseases: psoriasis, eczema, tropic ulcers, decubituses, neurodermatitis, consequences of endured  venereal diseases.

--     Ocular diseases.

--     Ear, throat, and nose diseases.

--     Dental and oral cavity diseases.

--     Mental diseases and sexual disorders: depression, irritation, aggression, apathy, sleep and memory disorders.

--     Male and female sexual pathology: impotency, sterility,  increase of potency and libido.

--     Long-term chronic diseases of the internal organs.

--     Gerontology.

--     Rejuvenation SC Therapy: increase of vitality, slowing down of pre-senility, life prolongation, memory improvement, and the improvement over quality of life.

LICENSE AGREEMENT WITH INSTITUTE OF CELL TECHNOLOGY

     Effective August 5, 2005, the Company entered into a licensing agreement with Institute of Cell Technology ("ICT") a company incorporated and organized under the laws of Kiev, Ukraine. ICT is the owner of: (1) a unique process for producing biological solution of human stem cells (the "Process"); and (2) 26 Patents related to stem cell transplantation (the "Patents"); and (3) products consisting of biological solution of human stem cells (the "Products"). ICT is in the business of producing biological solution of human stem cells and engages in continuing research regarding the production and utilization of stem cells.

     In accordance with the license agreement, the Company obtained exclusive utilization in all but the Ukraine, Dominican Republic and three other countries of the world (to be designated by ICT) of the Patents, the Products and the Process of ICT for establishing clinics , marketing, treating and administering stem cell products to customers, as well as certain limited sales to universities, for research or to private labs.

     The licensing agreement also functions effectively as a distribution agreement pursuant to which the Company purchases stem cell materials for delivery to patients from ICT. The Company has a fixed pricing arrangement with ICT and an exclusivity to the supply of those products provided the Company meets certain annual minimums.

     The license agreement extends for ten years and may be renewed for an additional ten year period. In consideration for the license agreement, the Company issued 5,000,000 shares of common stock to ICT, which are subject to resale restrictions and limitations.

NUMBER OF PATIENTS TREATED BY THE COMPANY:

     The following table reflects the treatments to date by the Company or its affiliated licensing partner in Stem Cell transplantation:

DISEASES TREATED WITH SCTI PATIENT SPECIFIC
STEM CELL TRANSPLANTS     NUMBERS OF PATIENTS TREATED
---------------------     ---------------------------
Type 1 Diabetes & Type 2 Diabetic complications     5
-----------------------------------------------     -
Stroke                                              1
Multiple Sclerosis                                  2
Acute Leukemia                                      4
Rectal Cancer                                       1
Congenital Aplastic Anemia                          2
Acquired Aplastic Anemia                            4
Closed abdominal injury, traumatic kidney
     rupture, nephrectomy                           1
Neuro-degenerative diseases                         3
Sigmoid colon cancer                                1
Severe Skin Burn Patient                            1
Liver cirrhosis                                     1
Ovarian carcinoma                                   3

     The Company presently has the following two clinic operations in operations:

     1.     Institute of Cell Therapy, Kiev, Ukraine

     2. Tijuana, Mexico - Dr. Salvador Vargas's clinic has been offering stem cell transplants since 2000.

MANUFACTURING

Basic Approach

     The basis of stem cell therapy is the presence of preparations of such components as allo stem cell biological solutions, hemopoietic cells and also numerous low-molecular proteins, hormones and human growth factors. For further reference this whole set will be called a "biological solution".

     Stem cells are a fundamental principle of an organism; they give rise to all 220 types of specialized cells and tissues of an organism. They are present in the human embryo, placental complex, an adults' bone marrow and also in insignificant number in other tissues. Their main feature is an ability to regenerate, they are capable of making identical copies of themselves for the lifetime of the organism, to put simply, they are theoretically eternal. In reality, as a result of enduring infections, traumas, hereditary infringements, harmful factors of the environment and emotional stresses stem cells lose their ability of endless regeneration and basically that is the starting point of the aging processes and appearance of the long-term diseases which in turn stop the processes of the stem cells division. If at birth their content equals: one stem cell to 10 thousand, then at the age of 50 it is already one to half a million and at the age of 70; one to a million of the hemopoietic cells.

     The isolation process of stem cells for medical purposes is the most expensive part of modern biotechnology for stem cells. Today there have been effective methods worked out for the isolation of stem cells from an embryo, fetus and umbilical cord blood - the rest of blood in an umbilical cord and placenta after delivery. Modern technology allows for the preparation of these cells for the treatment of many diseases.

     The most promising way to create this personal medication for a person, which could be used in case disease or the loss of any organ is to keep stem cells in a frozen condition, collecting the rest of cord blood during a birth and using preparations created on their basis. Upon introduction into the organism of a patient, stem cells find the struck organs, the so-called target organs, where they migrate and provide powerful restoration of whole biological structures, normalize the metabolism, harmonize the immune status of an organism, and make active antineoplastic factors. This way cell suspension introduction results in the increase of the number of leukocytes in ontological patients with chemo rays depression of hemopoiesis from 2 to 5 thousand for two weeks.

     Stem cells actively perform their main responsibility - they replace the sick and old cells of an aging organism rejuvenating it, which cannot be done by any other medicine. Also, highly active regulating factors are present with in the cells suspension which exist and work only during an embryonic period of the organism's development. That is why the cells suspension introduction in the adult organism and engraftment of stem cells among the aging and pathologically altered cells of this organism creates a unique situation when the most powerful development, renewal and functions' ensuring factors that only exist start constantly influencing the cells and organs of the adult organism.

     These biological preparations in their complex state influence:

     - normalization and stimulation of the metabolism
     - rise in the activity of the immune and neuro-endocrinal systems
     - strongly marked antineoplastic action;
     - delay pre-senility, dynamically rejuvenating the organism
     -  strongly marked medical effects upon diversified pathologies

     In the Ukraine the study and production of biological preparations from the animal and human cells were being carried out within the framework of the scientific programs under the aegis of the National Academy of Sciences, Medical Academy of Sciences, Ministry of Public Health, Coordination Center of the organs, tissues, and cells transplantation of the Ministry of Public Health of Ukraine.

     The application of allo (human) biological preparations have been allowed by the Ministry of Public Health of Ukraine since 1991.

Cryopreservation

     A number of the Patents filed by ICT and licensed to the Company have to do with a new and improved method of cryopreservation technology. The cell survival rate after the biological solution is thawed out and ready for transfusion is approximately 99% of the original biological mass.

     Long-term methods of storage have been used in medical practice for a long time. Among those commonly famous methods of storage there is lyophilization, treatment by alcohol or formalin solutions and some other. But the basic drawback of such methods of storage is dehydration of protein compounds which cause cells and tissues to completely lose their main biological features - ability to function after transfusion.

     Nowadays, low temperatures are the only way which allows for the storage of cells and tissues for long time intervals (running for years) in a viable condition. Storage in liquid nitrogen at the temperature of -196 C is the basic method of the long-term storage of biological objects today. The development of personal modern technologies of cryogenic-preservation, corresponding to world standards as well as observing the demands of producing biological preparations, their testing, marking and storing in accordance with statements of the European Tissue Banks Association, allowed us to create the supplies of high-quality cryogenically-preserved embryonic stem cells, tissue preparations and extracts for clinical application. We have developed a system of examination and treatment of patients with minimum risk and maximum effect with the most diversified pathologies. Stem cell therapy with application of our biological preparations were especially impressive in showing the biological and functional abilities in rejuvenation and improvement of life quality which is impossible to achieve with any other pharmacological, medical and preventive means.

Quality Control

     The efficiency of stem cell therapy is ensured through the latest special methods of bacteriological and virological control which guarantee the highest quality of preparations. Every preparation prepared for use is supplied with its own certificate containing test results which certify the safety of this biological preparation. The patient's safety assurance totally corresponds with international Standards of activity of the European and American Tissue Banks Association.

     We have developed a system that is based on total confidentiality, provides production of biological preparations in accordance with the necessary requirements concerning the selection, preparation for storage, storage and distribution of preparations for use in various medical institutions.

     The scientists, directors, executives and doctors of the company have a proven track record of more than 25 years in developing, manufacturing, delivering worldwide and practically applying stem cell transplants therapies. Unlike most of its competitors, the Company' s experience with the practical application of its stem cell transplants extends beyond research and development.

     The Company warrants that a batch of allo stem cell biological solution for transplants are individually prepared for a specific patient have been manufactured in accordance with and in strict compliance with GMP ("Good Manufacturing Practice"), following the regulations of the U. S. Food and Drug Administration as well as the respective regulatory agencies of the European Union.

     The Company follows all steps "recommended" by the U.S. FDA and the respective counterpart regulatory agencies of the EU. We have put into practice all of these recommendations to aid and assure "top quality" preparations of each allo stem cell biological solution therapy batch. In addition, many other specimens, samples of each stem cell transplant(s) prepared by the Company are kept in liquid nitrogen at its laboratories, pursuant to U.S. FDA regulations.

RESEARCH AND DEVELOPMENT

     Together with its affiliate in the Ukraine, the Company currently has a number of related projects that are under development. They are as follows:

1. ARTIFICIAL ORGANS with stem cell transplants prepared by our method of primary cell culture are used with a bio-polymer base to produce artificial organs. All stem cell transplants could be turned into an artificial organ. (Individual specific organs that are grown outside of the human body)

2.     BIOLOGICALLY ENHANCED BIO-POLYMER MATERIALS FOR SURGERY:

- Bio-degradable biopolymers used together with an osteogenetic combination of stem cell transplants.
- Foam hydro gel used together with a chondrogenetic combination of stem cell transplants.
- Foam hydro gel used together with a soft tissue combination of stem cell transplants.

      3. TOPOLOGICAL STEM CELL TRANSPLANTS FOR BURN VICTIM PATIENTS AND COSMETIC SURGERY.

MARKETING AND PROMOTION

     The Company intends to offer the Clients a compelling and personalized value proposition. The Company seeks to increase the number of Clients that make a purchase, to encourage repeat visits and purchases and to extend Client retention. Loyal, satisfied Clients also generate word-of-mouth advertising and awareness, and are able to reach thousands of other Clients and potential Clients because of the reach of on-line communication. The Company plans to employ a variety of media, program and product development, business development and promotional activities to achieve these goals.

     Our marketing strategy will emphasize some basic directives to keep us focused on our business model.

     The Plan and its implementation are described below:

     The Company's clinics will be used as labs to develop the stem cell transplantation therapies, be a training facility for other doctors and a base for our Tele-Medicine and web based Support Application.

     Our goal is to cause the medical practitioners and clinics to network together and propose stem cell transplantation to their patients as an alternative regenerative medical procedure.

     Many of our future patients may be totally unaware of the existence of stem cell transplantation as a treatment and its many benefits.

- Many of them are desperately seeking alternative treatment for their diseases, or have already given up hope, as modern medicine failed them.

-     Many have formed groups or joined organizations, which are seeking help.

- Many are looking for anti-aging therapies and need to be aware of the advantages of stem cell transplantation in this context.

     Our marketing department will set up and link websites in cooperation with known Net medical communication experts, such as NUVIS (www.nuviscorp.com), the
                                                        -----------------
European affiliate of the P\S\L Group (www.pslgroup.com.) the Genetics Policy
                                       ----------------
Institute (www.genpol.org)  We estimate that over one million physicians read
           --------------
their sites every month.

     Our marketing team will establish contact with existing patient organizations. This direct marketing approach will be done on a country-by-country basis, starting with Germany, which will be a springboard into Europe and other countries, especially the USA.

     Marketing will be able to work directly with local specialists, ensuring an efficient and rapid introduction in each country with their own specificities.

     Our website is connected to various internet 'Search Engines' in order to maximize exposure.

     In conjunction with accredited specialists in IT, we will set up a complete across-the-board computer-controlled logistics data bank system.

     This system will cover the steps of the process from order thru manufacture, delivery and treatment, concluding with follow-up records, always assuring patient privacy. Patient and physician will also be able to trace the procedure of timing and shipping for their own preparations on the Internet.

Doctor and Clinic Support Services

     The Company believes that a key objective is an ability to establish and maintain long-term relationships with its doctors and clinics throughout the world. The Company's planned team of customer support and service personnel will be responsible for handling the education and training of doctors on our SCT therapies and procedures. Doctor and clinic inquiries and support will be addressed as part our global operations. The Company plans to offer "Toll Free" phone numbers and through the our website a Physician or patient can research available therapies and how to contact us. The Company plans to automate certain tools used by its Customer Support and Service staff and intends to actively pursue enhancements to and further automation of its Customer Support, Service and Operations.

PRICING

     Our stem preparations are priced at competitively with others in our industry, reflecting pricing which has been the same as it has been in Germany for the past approximate 10 years.

     The complex approach to stem cell transplantation is based upon cleansing and detoxification and balancing of all metabolic processes, whereby the patient will be prepared to accept the stem transplants for their maximum healing effects.

COMPETITION

     Industry competition is fierce in the area of research and development for the clinical applications of human stem cells. However, actual treatment of patients is today virtually non-existent, especially in the field of stem cell transplant technology for medical treatments. There are other companies that are working with adult stem cells and cloning technologies. To date, however, they have not produced any viable or available treatments. They are all currently in the research and development stages only or in clinical trials with animals only and are not producing any significant revenue.

     The Company is currently earning revenue from stem cell sales outside the United States since 2005 and is strictly focused on transplant technology. Other highlights include:

REGULATION

     As the technological milestones for stem cell transplantation have been announced, governments have begun to impose regulation. Many developed countries have now drawn up legislation or codes, or signed up to Conventions, regulating the creation and use of embryonic stem cells. Some regimes have already been shown to be lagging behind the technology.

     From a regulatory viewpoint stem cell transplant represents a very unique 'product', which really is not a "product" at all, because it does not fulfill the legal definition of a medicinal "product". U.S. FDA's regulations label live cell transplants as 'products', while under German law they are classified neither as 'drugs' nor as 'medications' ('arzneimittel' in German), because:
-     they are individually prepared for each patient,
-     they are for one time use only, by implantation on a pre-determined date,
- the implantation is carried out by a physician who wrote a prescription for the stem cell transplants used,
-     stem cell transplants have no 'shelf-life', and
-     they are not distributed through the usual channels.

     The response of many governments to reproductive cloning is a complete ban. Approaches to therapeutic cloning vary quite widely. The United States presidency and various European bodies and institutions are taking a restrictive approach to embryonic stem cells, while the United Kingdom has passed relatively permissive legislation.

     United State's regulation falls into two main areas; control of federal funds for research, and the broader question of regulation of the activities themselves. Following an announcement by President Bush on August 9, 2001, United States federal funds became available only for stem cell research on embryonic cell lines already in existence. Before that, more liberal National Institutes of Health Guidelines had recommended that funds were to be available for the creation and use of stem cells from spare IVF embryos. The 64 embryonic cell lines identified by US officials as already being in existence, and therefore a suitable subject for federally funded research, were generated by various institutes in the United States, Sweden, Australia, India, and Israel.

     Separately from the funding issue, the regulation of embryonic stem cell research is being actively considered by the US Government. On July 31, 2001, the House of Representatives voted for a broad ban on human cloning that would prohibit cloning for research purposes as well as for reproduction. The resulting law imposes heavy financial penalties and terms of imprisonment on those who generate cloned embryos, would affect both privately funded and NIH-supported research. Fortunately, the Company's lines of allo transplants are outside of this regulation.

     In Germany, "Bundesverfasssungsgericht", the highest level of German Supreme Court, on February 16, 2000, by its decision in the case number 1 BvR 420/97, re-affirmed the original approval of therapeutic use of cell allo-transplantation from early fifties.

     This German decision had serious implication for the remainder of the European Community as well. Under the European Community Council Directives, all Member States of EC are obliged to accept laws and regulations of other member States of European Community dealing with medical therapeutics for human use, and that includes stem cell transplantation.

     All applicable regulations of PHS, and EU Directives, were incorporated in our manufacturing technology, and that was of enormous importance in order to attain the heretofore unknown 'state-of-art' level of safety of stem cell transplantation.

     The European Community Council's Directives are in harmony with this German legal concept, and thus European Community Member States do not classify stem cell allo and/or xeno-transplants as 'products' either.

LEGAL PROCEEDINGS

     The Company is not involved in any legal proceedings and is not aware of any pending or threatened claims.

     The Company expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees such claims, even if not meritorious, could result: in the expenditure of significant financial and managerial resources.

INTELLECTUAL PROPERTY

     The Company is pursuing the registration of its trademark and service mark in the U.S. and internationally, and has applied for the registration of certain of its trademarks and service marks. Effective Patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available.

     There is no assurance that the steps taken by the Company to protect: its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there is no assurance that other parties will not assert infringement claims against the Company.

EMPLOYEES

     As of December 31, 2005, the Company employed eight full-time employees. The Company also employs independent contractors and other temporary employees in its operations and finance and administration departments. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly among Doctors and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

COMPANY HISTORY

     Stem Cell Therapy International, Inc. was originally incorporated in Nevada on December 28, 1992 as Arklow Associates, IncThe Company changed its name several times and on October 5, 2005 changed its name to Stem Cell Therapy International, Inc. to reflect the business of the Company.

     Stem Cell Therapy International Corp. (" Florida Head Quarter") was organized in Nevada in November 2004 for the principal purpose of establishing stem cell transplantation clinics and marketing. Pursuant to a Reorganization and Stock Purchase Agreement dated as of September 1, 2005, among Stem Cell Therapy International, Inc. (then Altadyne, Inc.) and Stem Cell Therapy International Corp., the Company acquired (the "Acquisition") from the shareholders of Stem Cell Therapy Corp all of the issued and outstanding equity interests of Stem Cell Therapy Corp and Stem Cell Therapy Corp became a wholly-owned subsidiary of the Company. As consideration for the Stem Cell Therapy Corp Shares, the Company issued 25,000,000 shares of common stock to the shareholders. After the Acquisition, the Company continued the operations of Stem Cell Therapy Corp as its primary operating business.

RISK  FACTORS

     THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY, ITS BUSINESS, CONDITION AND PROSPECTS (FINANCIAL AND OTHERWISE). THESE RISK FACTORS ARE NOT NECESSARILY EXHAUSTIVE AND ADDITIONAL RISK FACTORS, IF ANY, MAY BE MATERIAL OR HAVE SIGNIFICANCE TO AN INDIVIDUAL INVESTOR. MANY INVESTMENT OPPORTUNITIES INVOLVE RISK FACTORS OR A RISK OF LOSS AND THE EXISTENCE OF THE NORMAL AND CERTAIN EXTRAORDINARY RISKS.

     USE OF FORWARD-LOOKING LANGUAGE; FORECASTS UNRELIABLE: All statements, trend analysis and other information contained in this document relative to markets for the Company's products and trends in net sales, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements.

     LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; ANTICIPATED LOSSES: The Company commenced operations upon execution of an exclusive global Licensing Agreement with Institute of Cell Therapy (ICT). Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Nonetheless, there is no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY; As a result of the Company's limited operating history and the emerging nature of the biotechnological markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed and expected to increase.

     Sales and operating results generally depend on the volume of, timing of and ability to fulfill the number of orders received for the biological solution and the number of patients treated which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions which could have a material adverse effect on its business, prospects, financial condition and results of operations.

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing patients, attract new patients at a steady rate and maintain patient satisfaction, (ii) the Company's ability to manage its production facility and maintain gross margins, (iii) the announcement or introduction of new treatments and/or patents by the Company and its competitors, (iv) price competition or higher prices in the industry, (v) the level of use of the Internet and on-line patient services, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner,
(vii) the level of traffic on the Company's website, (viii) technical difficulties, system downtime, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) governmental regulation, and (xi) general economic conditions.

     MANAGEMENT OF POTENTIAL GROWTH: LIMITED SENIOR MANAGEMENT RESOURCES: The Company's goal is to rapidly and significantly expand its operations to address potential growth and market opportunities.

     This expansion is expected to place a significant strain on the Company's management, operational and financial resources. The Company anticipates a need to hire new employees including senior management, key managerial, technical and operations personnel who will have to be fully integrated into the Company, operational and financial systems, procedures and controls, and to expand, train and manage its already growing employee base.

     The Company also will be required to add finance, administrative and operations staff. Further, the Company's management will be required to maintain and expand its relationships with Affiliate Treatment Clinics and Medical Facilities, University Labs, Private Labs and Treating Physicians globally.

     There is no assurance that the Company's planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that the management will be able to hire train, retain, motivate and manage required personnel or that Company management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, prospects, financial condition and results of operations will be materially adversely affected.

     DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL: The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel, particularly the Company's Chairman/CEO, Calvin C. Cao, Chief Financial Officer, Daniel J. Sullivan, and U.S. Chief Operations Officer, Peter K. Sidorenko. The Company's performance also depends on the Company's ability to employ, retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or future key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company has long-term employment agreements with its executive officers and maintains "key person" life insurance policies. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled doctors, scientists, qualified PhD's, technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there is no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel. The failure to retain and attract the necessary doctors, scientists, qualified PhD's, technical, managerial, marketing and customer service personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     COMPETITION:   We  believe  that the Company currently possesses a critical competitive edge, as we are unaware of any competitor that can claim the same degree of expertise in the manufacturing process and cryo preservation process of allo stem cell biological solution and other products. These patented procedures have been used for treatments that has saved lives and minimized the disability of patients, particularly those declared beyond the help of current modern medicine.

     The Company believes that the principal competitive factors in its market are its brand name recognition, its professional level Medical and Scientific Advisory Board, the selection process for patients to be treated, personalized services, its Business Advisory Board, its Business Development Advisors (for other countries), strategic partnerships and alliances, patient convenience and accessibility to different treatment facilities. There is no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

     TRADEMARKS AND PROPRIETARY RIGHTS: The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as important, and critical to its success. In addition, certain aspects of trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees may be relied upon to protect its proprietary rights. The Company is pursuing the registration of its trademarks and service marks in the U.S. and internationally, and has applied for the registration of certain of its trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country. The Company expects that it may license in the future certain parts of its proprietary rights, such as trademarks or copyrighted material, to third parties.

     There is no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there is no assurance that other parties will not assert infringement claims against the Company. The Company is not currently aware of any legal proceedings pending against it.

     GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES: The Company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of stem cell transplantation. In addition, new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to stem cell transplantation technology could have a material adverse effect on the Company's business, prospects, financial condition and results or operations.

     CONTROL OF THE COMPANY: The Company's founders; Mr. Calvin Cao, Global Capital Corp, together with Institute of Cell Therapy and the balance of the Company's management, hold at least 51% percent of the outstanding voting power of the Company. As a result, the founders and management will be able to (i) elect, or defeat the election of, any of the Company's directors, (ii) amend or prevent amendment of the Company's Restated Articles of Incorporation or Bylaws, or (iii) affect or prevent a merger, sale of assets or other corporate transaction.

     The extent of ownership by the founders and the management may have the effect of preventing a change in control of the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Common Stock.

     NO  ASSURANCE  OF  PUBLIC  MARKET FOR COMMON STOCK, POSSIBLE LACK OF MARKET
MAKERS; VOLATILITY. Although the Company's stock is currently quoted on the pink sheets, there is no assurance that a public trading market will continue or develop for the Common Stock. There is also no assurance that the existing trading or any such future market will be characterized as active.

     Development of an active trading market for the Company's Common Stock may depend upon the interest of securities market makers and the investing public which may depend in turn on the Company's revenues and profits. The prices of securities of companies which are in limited supply in the public securities markets, which could describe the Company, are typically volatile.

     POSSIBLE NEGATIVE EFFECT OF COMMON STOCK AVAILABLE FOR FUTURE SALE: A substantial component of the Common Stock issued by the Company is "restricted stock" as defined in SEC Rule 144, promulgated under the Securities Act of 1933. The offer of a significant number of restricted shares of Common Stock in the future in the public market, at or about the same time pursuant to Rule 144 or pursuant to a subsequent registration statement under the Securities Act of 1933 could have a depressive effect on the public market price of the Company's common stock.

     TRADING  LIMITATIONS  ON  STOCK  AT  A  MARKET PRICE OF LESS THAN $5.00 PER
SHARE: Management cannot predict the market price of the Common Stock in the public market. At any time that the market price is less than $5.00 per share, certain larger stock brokerage firms may prohibit purchase or sale of the Shares within their clients' accounts.

     All securities brokerage firms effecting purchase orders for clients in the Company's common stock at a time when the common stock has a market bid price of less than $5.00 per share are required by federal law to send a standardized notice to such clients regarding the risks of investing in "penny stocks", to provide additional bid, ask and broker compensation and other information to the patients and to make a written determination that the Company's common stock is a suitable investment for the client and receive the client's written agreement to the transaction, unless the client is an established client of the firm, prior to effecting a transaction for the client. These business practices may inhibit the development of a public trading market for the Compay's common stock during periods that the price of the common stock in the public market is less than $5.00 by both limiting the number of brokerage firms which may participate in the market and increasing the difficulty in selling the Company's common stock.

     DEPENDENCE ON LICENSE AGREEMENT. Our business depends on our relationship with ICT who is the principal supplier of stem cell biological solution that we use with our patients and clients. Although we believe that alternative sources of product are available, the loss of this supplier would have a material adverse effect on our business, financial condition and results of operations.

     LOSS OF FINANCING. We cannot guarantee that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. Even if we are able to expand our business, we cannot provide certainty that we will be successful or that investors will derive a profit from an investment in our equity.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF STEM CELL THERAPY INTERNATIONAL, INC. AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING. STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION AND ELSEWHERE IN THIS REGISTRATION STATEMENT THAT ARE NOT STATEMENTS OF HISTORICAL OR CURRENT FACT CONSTITUTE "FORWARD-LOOKING STATEMENTS."

The following management discussion should be read together with the Stem Cell Therapy International, Inc. financial statements included in this registration statement See "Index to Financial Statements" at page F-1. Those financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America.

GENERAL  OVERVIEW

     Stem Cell Therapy International, Corp. (the "Company") was incorporated in Nevada on October 5, 2004. The Company's executive management team are: Calvin
C. Cao, Chairman and Chief Executive Officer, Daniel J. Sullivan, Chief Financial Officer, and Peter K. Sidorenko, Chief Operating Officer. The Company also has the following non-executive officers: Dr. Yuriv Gladkikh, Chief Scientist, Dr. Galina Lobyntseva, Chief of Manufacture, Sergei Martynenko Director of Clinic in Kiev, Dr. Vladimir Gladkikh, Medical Director, and Dr. Dimitriy Lobyntsev, Director of Research.

      Stem Cell Therapy International, Inc. is involved in research and development within the field of regenerative medicine. SCTI provides allo stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where Stem Cell Transplantation (SCT) therapy is approved by the appropriate local government agencies.

     The Company intends to provide these biological solutions containing allo stem cell products also in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.

     The Company will initially devote most of its efforts toward organization and fund raising for planned clinics and patient operations and limited revenues have been generated from any such operations. The Company has experienced recurring losses from operations since its inception and as at December 31, 2005, Stem Cell Therapy International, Inc. has had a working capital deficit of $92,412 and an accumulated deficit from operations of $90,823. As noted in the independent audit report for the audited Stem Cell Therapy International, Inc. financial statements for the year ending 2005 , these factors raise doubt about the ability of the Company to continue as a going concern. Realization of the Company's business plan is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. This is because we have not generated substantial revenues since inception. Our only other source for cash at this time is through investments or loans from management. We must raise cash to implement our project and stay in business.

CRITICAL  ACCOUNTING  POLICIES

     The accounting policies of the Company are in accordance with generally accepted accounting principles of the United States of America, and their basis of application is consistent. Outlined below are those policies considered particularly significant:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

     Revenue is recognized upon delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exists. Advance customer payments are recorded as deferred revenue until such time as they are earned.

     Research and development costs are charged to operations when incurred and are included in operating expenses. The Company had no research and development expenses for the nine months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005, or for the three months ended March 31, 2006.

RESULTS  OF  OPERATIONS

As of December 31, 2005 and for the nine months ended December 31, 2005

     We had sales of $50,934 during the nine months ended December 31, 2005, with a cost from ICT for the stem cell biological material delivered of $34,600
during the period.   Our net loss for the period was $256,022, which reflects
primarily selling, general and administrative expenses. Sales reflected treatment of 2 patients during the period at our clinical facility in Kiev, Ukraine. As our operations only commenced in December 2004, there is no prior period for comparison.

     Gross margins for the nine months ended December 31, 2005 was 32.0%. We anticipate comparable margins on future patient services and delivery of our stem cell biological products.

December 2, 2004 (date of inception) through December 31, 2005

     Operations for the period from inception on December 2, 2004 as compared to the nine month numbers set forth above is identical other than an increase in selling, general and operating expenses of approximately $26,281 for the additional one month period, increasing our net loss to $282,263 for the period. Revenues, cost of sales and gross margin were identical.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended December 31, 2005 and the period since December 2, 2004 (date of inception) through December 31, 2005, the Company has had a net loss of $256,022 and $282,263, respectively and cash used by operations of $124,180 and $154,887, respectively, and negative working capital of $92,412 at December 31, 2005. As of December 31, 2005, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from shareholder advances and some relatively minor sales of equity securities (as set forth below). The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.

CAPITAL  STOCK

     In June 2005, the Company issued 22,500,000 shares of common stock to R Capital Partners, Inc., a Nevada corporation, in connection with the acquisition of the Company by R Capital Partners. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     Effective September 1, 2005, the Company (then named Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Stem Cell Therapy International Corp., a Nevada corporation ("Florida Head Quarter"). At that point, the Company had no assets, liabilities or ongoing operations. Under the terms of the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Therapy International Corp in a non-cash transaction and Stem Cell Therapy International Corp became a wholly-owned subsidiary of Altadyne. Subsequent to the merger, Altadyne changed its name to Stem Cell Therapy International, Inc. In connection with the acquisition of Stem Cell Therapy International Corp , R Capital Partners transferred a component of their shares to shareholders of Stem Cell Therapy International Corp and the Company issued and delivered an additional 10,449,196 shares. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On September 15, 2005, the Company issued 329,000 shares to Westminster Securities Corporation in consideration for services in arranging the acquisition of Altadyne. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On September 15, 2005, the Company issued 500,000 shares of Series A Preferred Stock to RHL Management Corp., an accredited investor, in consideration for $25,000. The Series A Preferred Stock is convertible into common stock on a one for one basis after a certain waiting period. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 2, 2006, the Company issued 120,000 shares to certain employees of Westminster Securities Corporation in connection with the termination of an agreement between the Company and Westminster. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 2, 2006, the Company issued a total of 70,000 shares to six consultants who assisted the Company on the medical advisory board or who performed other medical services on behalf of the Company. These shares were valued as of the date the services were performed for total consideration of $85,100. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 2, 2006, the Company issued a total of 44,234 to a public relations firm engaged by the Company for services performed valued at a total of $37,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company leases office space and office equipment under an operating lease on a month-to-month basis. The terms of the lease agreement require 30 days written notice to terminate the lease.

     Rent expense amounted to $15,874 and $19,314 for the nine months ended December 31, 2005 and the period from December 2, 2004 (Date of Inception) through December 31, 2005.

     The Company is not involved in investments in (i) real estate or interests in real estate, (ii) real estate mortgages, and (iii) securities of or interests in persons primarily engaged in real estate activities, as all of its land rights are used for production purposes.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table shows the beneficial ownership of Stem Cell Therapy International, Inc. common stock as of March 31, 2006. The table shows each person known to us who owns beneficially more than five percent of the outstanding common stock of Stem Cell Therapy International, Inc. based on 33,563,234 shares being outstanding as of March 31, 2006, and the total amount of common stock of Stem Cell Therapy International, Inc. owned by each of its Directors and Executive Officers and for all of its Directors and Executive Officers as a group.

IDENTITY OF PERSON
OR GROUP                            ACTUAL AMOUNT OF SHARES OWNED   ACTUAL PERCENT OF SHARES OWNED   CLASS
----------------------------------  ------------------------------  -------------------------------  ------------------------
Global Capital Corp.
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                                         4,000,000                             11.9%  Common
----------------------------------  ------------------------------  -------------------------------  ------------------------
Institute of Cell Therapy
c/o Alan Brutten, Attorney at Law
1341 Ocean Parkway
Brooklyn, NY 11230                                      5,000,000                             14.9%  Common
----------------------------------  ------------------------------  -------------------------------  ------------------------
Thuy-Van Chau
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                                         3,000,000                              8.9%  Common
----------------------------------  ------------------------------  -------------------------------  ------------------------
Vivian Cao Irrevocable Trust
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                                         2,000,000                              6.0%  Common
----------------------------------  ------------------------------  -------------------------------  ------------------------
Christopher Cao Irrevocable Trust
2203 N. Lois Avenue, 9th Floor                          2,000,000
Tampa, FL 33607                                                                                6.0%  Common
----------------------------------                                  -------------------------------  ------------------------
Calvin C. Cao
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                                     11,000,000 (1)                          17.9%?   Common
----------------------------------  ------------------------------  -------------------------------  ------------------------
Daniel J. Sullivan
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                                           200,000                             0.6%%  Common
----------------------------------  ------------------------------  -------------------------------  ------------------------
Peter K. Sidorenko
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607                                                 0                              0.0%
----------------------------------  ------------------------------  -------------------------------
M. Richard Cutler
c/o Cutler Law Group
3206 West Wimbledon Dr
Augusta, GA 30909                                    2,674,196 (2)                             7.9%
----------------------------------  ------------------------------  -------------------------------
RHL Management, Inc.
c/o Cutler Law Group
3206 West Wimbledon Dr
Augusta, GA 30909                                         500,000                              100%  Series A Preferred Stock
----------------------------------  ------------------------------  -------------------------------  ------------------------
Officers and Directors as a Group
(three persons)                                        11,200,000                             34.4%  Common
----------------------------------  ------------------------------  -------------------------------  ------------------------

(1) Consists of 4,000,000 shares held by Global Capital Corp., 2,000,000 shares held by Vivian Cao Irrevocable Trust and 2,000,000 shares held by Christopher Cao Irrevocable Trust and 3,000,000 shares held by Thuy-Van Chau.
(2) Consists of 1,292,259 shares held by Cutler Law Group and 1,381,937 shares held by R Capital Partners, Inc.

BENEFICIAL OWNERSHIP OF SECURITIES: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, includes as beneficial owners of securities, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer. The Board of Directors elects our executive officers annually. Our directors serve one-year terms or until their successors are elected and accept their positions. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships or understandings between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

NAME OF DIRECTOR OR EXECUTIVE OFFICER  AGE  CURRENT POSITION AND OFFICE
-------------------------------------  ---  -----------------------------------------------
Calvin C. Cao                           39  Chief Executive Officer, President and Chairman
-------------------------------------  ---  -----------------------------------------------
Daniel J. Sullivan                      50  Chief Financial Officer and Director
-------------------------------------  ---  -----------------------------------------------
Peter K. Sidorenko                      50  Chief Operating Officer
-------------------------------------  ---  -----------------------------------------------

CHAIRMAN  AND  CHIEF  EXECUTIVE  OFFICER  -  CALVIN  CAO:
                                             ------------

     Calvin Cao founded Stem Cell Therapy International Corp., Tampa, Florida in 2004. After graduating from the University of South Florida in 1991, with a BSEE degree in electrical engineering, Mr. Cao launched Cao Computer Technology, Tampa, FL, a company that provides engineering and business technology strategy, product development and designing mission-critical enterprise systems. The company has provided services for large businesses and universities as well as state and local governments. He ran that company until 1996, when it merged with International Net Corp, Tampa, FL, which is a worldwide distributor of IT products and other high-quality electronic products; of which Mr. Cao was also a co-founder. As president and Chief Operating Officer of International Net, he was engaged in mergers and acquisitions as well as raising capital until 1999 when he sold his shares back to the company.

     In the same year, he formed Micronet Capital Corp., an investment-banking firm that specialized in helping start-up companies with private placements, M&A and other financial services. In 2004, Micronet Capital Corp. merged with Global Capital Corp. to better position and reflects the global presence of its services and offerings. Global Capital Corp. remains in operation.

     In 2004, Mr. Cao co-founded Vein Associates of America, Inc., which is the parent company of a chain of vascular clinics called Vein Associates, PA, headquartered in Heathrow, FL. Vein Associates specializes in the diagnosis and non-surgical treatment of hemorrhoids, varicose and spider veins using minimally invasive procedures.

     In 2005, Mr. Cao decided to dedicate his energies to working full time with SCTI Corp.

CHIEF  FINANCIAL  OFFICER  AND  DIRECTOR  -  DANIEL  J.  SULLIVAN

     Mr. Sullivan is a senior financial executive with 25 years of industry experience.

     After graduating from San Diego State University in 1980, in January 1981 Mr. Sullivan became an Accountant at KPMG Peat Marwick in Costa Mesa, California where he became a manager in 1985 and left in September 1986. From September 1986 through November 1987, Mr. Sullivan was Controller for Security Etch International, Inc. in Irvine, California, a manufacturer of automobile security devices. From November 1987 until October 1988, Mr. Sullivan was a Manager at Wurth and Company in Orange, California, a certified public accounting firm. From October 1988 through February 1993, Mr. Sullivan was Vice President and Chief Financial Officer of Trillium Management, Inc., in Los Angeles, California, a $75 million trailer manufacturer and truck/trailer leasing company, which was acquired by Oshkosh Truck Corporation in Oshkosh, Wisconsin, a $60 million freight trailer manufacturer, where Mr. Sullivan remained as Chief Financial Officer. From February 1993 through February 1994, Mr. Sullivan was Chief Financial Officer for Bitec Southeast, Inc. in Tampa, Florida, and industrial and medical gases and welding equipment distributor. From February 1994 until November 1995, Mr. Sullivan was Chief Financial Officer for Quality Products, Inc. in Tampa, Florida, a holding company with industrial machinery manufacturing, steel service and consumer products operations. From November 1995 through November 1997, Mr. Sullivan was Chief Financial Officer for Stacey's Buffet, Inc. in Largo, Florida, a public buffet restaurant chain. From November 1997 through October 2003, Mr. Sullivan was Chief Financial Officer for Selective HR Solutions, Inc., a professional employer organization. In November 2003 Mr. Sullivan joined Skylynx Communications, Inc. in Sarasota, Florida as Chief Financial Officer, a start-up public wireless communications company, where he remains today.

CHIEF  OPERATING  OFFICER  -  UNITED  STATES  OPERATIONS  -  PETER K. SIDORENKO:
                                                             ------------------

     With more than 25 years of Regional, National and International management experience, Chief Operating Officer Peter Sidorenko is in charge of all U.S. operations for SCTI. He brings to this position a varied background of experience with such world-class Fortune 500 organizations as IBM, Dow Jones/Telerate, AT&T Bell Labs, WorldCom/MCI and Citicorp.

     Mr. Sidorenko has also been involved in a number of medical and hi-tech start-up companies.

OTHER  OFFICERS

     Stem Cell Therapy International has also appointed the Director of the ICT and four leading international scientists in the field of stem cell transplantation therapy to the company's Management Organization:

SERGEI  MARTYNENKO,Senior  Administrator  and  Director  of  the clinic in Kiev,
                  -
Ukraine. Mr . Martynenko' organizational, administrative and communications skills provide a vital link of information and technology exchange between the Kiev based manufacturing, research and development facility and the SCTI affiliated patient treatment facility.

DR. YURIV GLADKIKH Chief of Scientist: A graduate of the Kiev Medical Institute of A.A. Bohomolets, Dr. Gladkikh. has worked in Europe and Asia in the field of management and organization of health protection, as well as research in cryobiology and cryo-medicine, internal diseases, virology, quantum, cell and tissue therapy, modern methods of diagnostics and laboratory researches, epidemiology and infectious diseases.

DR. GALINA LOBYNTSEVA, Chief of Manufacture: A graduate of Kharkov State University with a specialty in genetics, Dr. Lobyntseva has been in the forefront of research in embryonic hemopoitic cells and work on methods for long-term storage of the cells at low temperatures. She has been working with Cryobiology and Cryomedicine at the National Academy of Sciences of the Ukraine since its foundation in 1972. Ms. Lobyntseva has received 15 authors' certificates and patents. Dr. Lobyntseva is also responsible for the Quality Control, testing and Quality Certification of every dose of the allo stem cell biological solution.

DR.  DIMITRIY LOBYNTSEV, Director of Research:  A graduate of the Odessa Academy
                       -
of Cold with a specialty in cryogenic technique and technologies, Dr. Lobyntsevis the author of five patents in the Ukraine and co-author of volume one of "Human Stem Embryonic Hemopoitic Cells. Theory and Clinical Practice."

DR. VLADIMIR GLADKIKH, Medical Director: A graduate of the Vinnitsa National Medical University with a specialty in surgery, Dr. Gladkikh is engaged in research in the field of vascular surgery.

SCIENTIFIC AND MEDICAL ADVISORY BOARD - UNITED STATES AND MEXICO

     The Company has also engaged the following persons to assist as part of its Scientific and Medical Advisory Board:

--     DR.  NICHOLAS  KIPSHIDZE,  MD.,  PH.  D.  -  Lenox  Hill  Hospital,  NYC

--     DR.  WEIWEN DENG, MD., PH.D. - Research Instructor, Tulane University, LA

--     DR.  ALEXEY  BERSENEV,  MD.,  PH.D.  -  Thomas  Jefferson  University, PA

--     IGOR  KATKOV,  PH.D.  -  Project  Scientist,  Level  V,  UCSD  &  Burnham
Institute,  La  Jolla,          CA

--     DR.  SALVADOR  VARGAS,  MD.,  -  Betania  West Institute, Tijuana, Mexico

--     DR.  LUIS  JORGE  QUINTERO,  MD.,  -  Neurosurgery,  Tijuana,  Mexico

--     DR. NIKITA TREGUBOV, MD., - Internal Medicine, Walter Reed Army Institute
of          Research,  Seminole,  FL

ITEM  6.  EXECUTIVE  COMPENSATION.

SUMMARY  COMPENSATION  TABLE

The following table sets forth the total compensation paid to or accrued, during the fiscal years ended December 31, 2005 to Stem Cell Therapy International, Inc.'s highest paid executive officers. No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during that fiscal years.

                            SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                               ------------------------------------    ----------------------------------------
                                                                                  AWARDS                PAYOUTS
                                                                       ----------------------------     -------
                                                                                       SECURITIES
                                                           OTHER       RESTRICTED      UNDERLYING                      ALL OTHER
                                                          ANNUAL          STOCK         OPTIONS/         LTIP           COMPEN-
NAME/TITLE                     SALARY       BONUS          COMP.         AWARDS           SARS          PAYOUTS         SATION
YEAR                            $            $               $              $             #(1)             $               $
----------------               --------     ---------     ---------    ----------    --------------     -------       -----------
 Calvin Cao
      Chief Executive Officer and Chairman
           2005                  NIL         NIL           NIL            NIL            NIL              NIL               NIL

 Daniel Sullivan
      Director and Chief Financial Officer
           2005                  NIL          NIL           NIL            NIL            NIL              NIL               NIL

 Peter Sidorenko
      Chief Operating Officer
           2005                  NIL          NIL           NIL            NIL            NIL              NIL               NIL

 (1) All other compensation includes health insurance and life insurance plans or benefits, car allowances, etc. The Company may omit information regarding group life, health, hospitalization, medical reimbursement or relocation plans that do not discriminate in scope, terms or operation, in favor of executive officers of directors of the registrant and that are available generally to all salaried employees.

LTIP: "Long-Term Incentive Plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure, but excluding restricted stock, stock option and Stock Appreciation Rights (SAR) plans.

The Company has no Long-Term Incentive Plan and has made no Long-Term Incentive Plan payouts The Company has granted no bonuses to any of its employees since inception.

     Calvin Cao, Chairman & CEO - was paid no compensation in 2005 for his services as Chairman and Chief Executive Officer. His expected initial level of normal cash compensation for those services per year will be determined by a comparable salary based on industry standards.

     Daniel J. Sullivan, CFO - was paid no compensation in 2005 for his services as CFO. His expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

     Peter K. Sidorenko, U. S. COO - was paid no compensation in 2005 for his services as COO-Europe. His expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

     The rest of the employees of the Company were paid no compensation in cash and only marginal stock compensation, in 2005 for their services. The expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

STOCK  OPTION  GRANTS

     As of the date hereof, the Company has not made any stock option grants to any of its officers, directors or employees.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     At inception the Company accepted the business contacts, contracts and services of the Founders. The Board of Directors, composed at that time of GLOBAL CAPITAL CORP. At the time of issue, the Company had no business, properties or operations and, accordingly, its Common Stock had no ascertainable value. The effective price per share at which the Common Stock was issued to GLOBAL CAPITAL CORP. was $.001.

     The Company has received funding from Calvin Cao in the total amount of $48,378 at December 31, 2005 to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

     The Company has also received funding totaling $224,582 at December 31, 2005 from Global Capital Corp. for funding of the Company's operations. The note  is  non-interest  bearing  and  unsecured.

     The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.

ITEM 8. DESCRIPTION OF SECURITIES.

The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON  STOCK

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. There are presently 33,563,234 shares of common stock issued and outstanding as of March 31, 2006 and 500,000 shares of Series A preferred stock

COMMON  STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore.

In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED  STOCK

There are currently 500,000 shares of Series A preferred stock outstanding and no other shares of preferred stock. Our Board of Directors is authorized, without further action by the shareholders, to issue series of preferred stock from time to time, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation, and the number of shares constituting any series. We believe that the availability of preferred stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. The rights and privileges of holders of preferred stock could adversely affect the voting power of holders of common stock, and the authority of our Board of Directors to issue preferred stock without further shareholder approval could have the effect of delaying, deferring, or preventing a change in control of the Company The board of directors has the authority to designate classes or series of preferred stock in the future with rights that may adversely affect the rights of the holders of our common stock or its market price.

SERIES  A  PREFERRED  STOCK

There are currently 500,000 shares of Series A preferred stock outstanding to one holder. The shares of Series A preferred stock have the same voting and dividend rights as common shares and are convertible on a one for one basis with the holders of the common stock. The Series A preferred stock may not be converted into common stock if such conversion would result in the holder holding more than 5% of the issued and outstanding common stock of the Company.

DIVIDEND  POLICY

We do not intend to pay additional dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to find future growth.

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law a company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders if any exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

REPORTS  TO  STOCKHOLDERS

The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants.

TRANSFER  AGENT

The transfer agent and registrar for our Common Stock is Standard Transfer & Trust Company, 2980 South Rainbow Blvd., Suite 220H, Las Vegas, NV 89146.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION: Stem Cell Therapy International, Inc. common stock is quoted in United States markets in the Pink Sheets under the symbol "SCII". Stem Cell Therapy International, Inc. intends to apply to have its capital shares listed on the Over the Counter Bulletin Board ("OTCBB") or the American Stock Exchange ("AMEX")We have not, at this time, made application to the OTCBB or AMEX. We will make such application only upon completion of this 10-SB Registration Statement and our consequent status as a reporting company under SEC rules. We will also have to meet the other qualification requirements from OTCBB and/or AMEX. However, Stem Cell Therapy International, Inc. cannot make any assurance that trading on OTCBB or AMEX will be approved.

PENNY STOCK REGULATIONS: our common stock is quoted on the Pink Sheets, maintained by Pink Sheets LLC, a privately owned company headquartered in New York City, under the symbol "SCII". On April 10, 2006 the last reported sale price of our common stock was $0.74 per share. The Company's common stock is subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stocks, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. As long as the Company's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.

The following table shows the high and low per share price quotations of Stem Cell Therapy International, Inc. common stock as reported in the Pink Sheets for the periods presented. These quotations reflect inter dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. We completed our acquisition of Stem Cell Therapy Corp. in the fourth quarter of 2005. Our stock has been thinly traded.

                                            HIGH          LOW

2006
          Second Quarter (to April 20)     $0.75          $0.75
          First Quarter                    $1.00          $0.47

2005
          Fourth Quarter                   $1.75          $0.45
          Third Quarter                    $2.70          $0.51
          Second Quarter                   $0.22          $0.001
          First Quarter                    $0.005         $0.001

HOLDERS: As of March 31, 2006 there were approximately ____ holders of record of Stem Cell Therapy International, Inc. common stock. Many of these shares are held in street name, and consequently we have numerous additional beneficial owners.

ITEM 2. LEGAL PROCEEDINGS.

Stem Cell Therapy International, Inc. is not a party to any material legal proceedings and to the company's knowledge no such proceedings are threatened or contemplated by any party.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the period December 4, 2004 (date of inception) through March 31, 2006 there have been no disagreements between the Company and Pender Newkirk & Company, LLP, the Company's accountants, on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter thereof in their report on the Company's financial statements for such periods.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     In June 2005, the Company (then named Altadyne, Inc.) issued 22,500,000 shares of common stock to R Capital Partners, Inc., a Nevada corporation, in connection with the acquisition of the Company by R Capital Partners. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     Effective September 1, 2005, the Company (then named Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Stem Cell Therapy International Corp., a Nevada corporation ("Stem Cell Florida"). At that point, the Company had no assets, liabilities or ongoing operations. Under the terms of the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem Cell Florida became a wholly-owned subsidiary of Altadyne. Subsequent to the merger, Altadyne changed its name to Stem Cell Therapy International, Inc. In connection with the acquisition of Stem Cell Florida, R Capital Partners transferred a component of their shares to shareholders of Stem Cell Florida and the Company issued and delivered an additional 10,449,196 shares. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On September 15, 2005, the Company issued 329,000 shares to Westminster Securities Corporation in consideration for services in arranging the acquisition of Altadyne. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On September 15, 2005, the Company issued 500,000 shares of Series A Preferred Stock to RHL Management Corp., an accredited investor, in consideration for $25,000. The Series A Preferred Stock is convertible into common stock on a one for one basis after a certain waiting period. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 2, 2006, the Company issued 120,000 shares to certain employees of Westminster Securities Corporation in connection with the termination of an agreement between the Company and Westminster. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 2, 2006, the Company issued a total of 70,000 shares to six consultants who assisted the Company on the medical advisory board or who performed other medical services on behalf of the Company. These shares were valued as of the date the services were performed for total consideration of $85,100. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

     On February 2, 2006, the Company issued a total of 44,234 to a public relations firm engaged by the Company for services performed valued at a total of $37,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Nevada General Corporation Law provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and in any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

PART F/S  FINANCIAL STATEMENTS

SET FORTH BELOW

PART III

ITEM 1.  EXHIBITS

     The following exhibits are filed as part of this registration statement:
3.1 Articles of Incorporation of Stem Cell Therapy International, Inc., as amended
3.2     Articles of Incorporation of Stem Cell Therapy Corp.
3.3     Certificate of Designation of Series A Preferred Stock
3.4     By-laws of Stem Cell Therapy International, Inc.
10.1 Business Consulting and Services Agreement dated as of December 16, 2004 between Stem Cell Therapy International Corp. and PMS SA.
10.2 Consulting Agreement dated as of January 4, 2005 between Stem Cell Therapy International Corp. and RES Holdings Corp.
10.3 Investor and Media Relations Contract dated as of February 10, 2005 between Stem Cell Therapy International Corp. and Stern & Co.
10.4 Executive Suite Lease Agreement dated as of February 15, 2005 between Stem Cell Therapy International Corp. and Wilder Corporation.
10.5 Engagement Letter dated as of May 3, 2005 between the Company and Westminster Securities Corporation.
10.6 Reorganization and Stock Purchase Agreement dated as of September 1, 2005 between the Company (then Altadyne, Inc.), Stem Cell Therapy International Corp. and R Capital Partners, Inc.
10.7 Licensing Agreement dated as of September 1, 2005 between the Company and Institute of Cell Therapy.
10.8 Consulting Agreement dated as of September 1, 2005 between the Company and European Consulting Group, LLC.
10.9 Consulting Agreement dated as of September 1, 2005 between the Company and Global Management Enterprises, LLC.

10.10 Consulting Agreement dated as of September 1, 2005 between the Company and USA Consulting Group, LLC.
10.11 Professional Services Agreement dated as of September 7, 2005 between the Company and Bridgehead Group Limited , Inc.
10.12 Public Relations Agreement dated as of September 19, 2005 between the Company and Stern & Co.
10.13 Advisory Physician Agreement dated as of October 4, 2005 between the Company and Alexey Bersenev.
10.14 Medical and Scientific Advisory Board Member Agreement dated as of October 10, 2005, between the Company and Dr. Weiwen Deng.
10.15 Medical and Scientific Advisory Board Member Agreement dated as of October 24, 2005, between the Company and Dr. Jorge Quintero.
10.16 Medical and Scientific Advisory Board Member Agreement dated as of October 24, 2005, between the Company and Dr. Salvador Vargas.
10.17 Medical and Scientific Advisory Board Member Agreement dated as of December 2, 2005 between the Company and Dr. Igor Katkov.
10.18 Medical and Scientific Advisory Board Member Agreement dated as of December 2, 2005, between the Company and Dr. Nikita Tregubov.
10.19 Business Advisory Board Agreement dated as of December 5, 2005 between the Company and Fred J. Villella.
10.20 Business Development Advisory Agreement dated as of January 1, 2006 between the Company and Alexander Kulik.
10.21 Termination and Modification of Engagement Letter dated January 4, 2006 between the Company and Westminster Securities Corporation.
10.22 Business Consulting and Services Agreement dated January 20, 2006 between the Company and Julio C. Ferreira dba Sphaera Inte-Par.
10.23 Business Development Advisory Agreement dated as of February 7, 2006 between the Company and Gus Yepes.
10.24 Medical and Scientific Advisory Board Member Agreement dated as of April 5, 2006 between the Company and Dr. Nicholas Kipshidze, M.D.


22.       Subsidiaries:     Stem Cell Therapy International Corp., a Nevada
          corporation

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.

SIGNATURE            TITLE                      DATE
-------------------  -------------------------  --------------

                     President, Chief
                     Executive Officer and
                     Director (principal
                     executive officer)
/s/ Calvin Cao
-------------------
Calvin Cao                                      April 24, 2006
-------------------

                     Chief Financial Officer
/s/ Daniel Sullivan  and Director (principal
-------------------
Daniel Sullivan      financial and accounting   April 24, 2006
-------------------
                     officer)



/s/ Peter Sidorenko
-------------------
Peter Sidorenko      Chief Operating Officer    April 24, 2006
-------------------

                             FINANCIAL  STATEMENTS

                      STEM CELL THERAPY INTERNATIONAL INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)


                         As of December 31, 2005 and for
                   the Nine Months Ended December 31, 2005 and
               For the Period December 2, 2004 (Date of Inception)
                            through December 31, 2005
                                   (Unaudited)

                      Stem Cell Therapy International Inc.
                         (a development stage enterprise)

                              Financial Statements

                         As of December 31, 2005 and for
                   the Nine Months Ended December 31, 2005 and
               For the Period December 2, 2004 (Date of Inception)
                            through December 31, 2005



                                Contents


Report of Independent Registered Public Accounting Firm                  1

Financial  Statements:

     Balance  Sheet  (unaudited)                                         2
     Statements  of  Operations  (unaudited)                             3
     Statements  of  Changes  in  Stockholders'  Equity  (unaudited)     4
     Statements  of  Cash  Flows  (unaudited)                            5
     Notes  to  Financial  Statements  (unaudited)                6  -  10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board  of  Directors
Stem Cell Therapy International Inc.
Tampa, Florida

We have reviewed the accompanying balance sheet of Stem Cell Therapy International, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholders' deficit, and cash flows for the nine months ended December 31, 2005. These financial statements are the responsibility of management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit of $282,263 from inception to December 31, 2005, cash used by operations of $154,887 and negative working capital of $92,412. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Pender  Newkirk  &  Company,  LLP
Certified  Public  Accountants
Tampa,  Florida
March  13,  2006

                      Stem Cell Therapy International Inc.
                         (a development stage enterprise)

                                  Balance Sheet
                                December 31, 2005
                                   (Unuadited)


ASSETS
Current assets:
Cash                                       $     159,623
Prepaid expenses                                 80,925
                                              ----------
Total current assets                            240,548

Deposits                                           1,589
                                           -------------

     Total Assets                               $242,137
                                           =============


LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accrued expenses                              $  60,000
Advances from shareholder                        48,378
Due to related party                            224,582
                                              ----------
Total current liabilities                       332,960

Stockholders' deficit:
Preferred stock; $.001 par value; 500,000
Shares authorized and 500,000 outstanding           500
Common stock; $.001 par value; 500,000,000
shares authorized and 33,453,913 outstanding     33,454
Additional paid-in capital                      157,486
Deficit accumulated during development stage   (282,263)
                                              ----------
Total stockholders' deficit                     (90,823)
                                              ----------

Total liabilities & stockholders' deficit     $ 242,137
                                              ==========





See  Accountants'  Review  Report

                      Stem Cell Therapy International Inc.
                         (a development stage enterprise)

                            Statements of Operations

                                (Unaudited)




                                     Nine Months           December 2, 2004
                                        Ended             (Date of Inception)
                                       December             Through December
                                       31, 2005               31, 2005
                                     -----------           -------------------
Sales                                    $50,934                 $50,934

Cost of goods sold                        34,600                 34,600
                                     ------------           ------------

Gross profit                              16,334                 16,334
Operating expenses:
Selling, general and administrative      273,367                299,648
                                     ------------           ------------

                                     ------------           ------------

Loss from operations                    (257,033)              (283,314)

Other (expense) income:
Interest income, net                       1,011                  1,051
                                     ------------           ------------

Net loss before taxes                   (256,022)              (282,263)

Income tax expense                             -                      -
                                     ------------           ------------

Net loss                             $  (256,022)           $  (282,263)
                                     ============           ============


Net loss per share                   $      (.01)           $      (.01)
                                     ============           ============


Weighted average number
of common shares                      23,992,024             22,384,700
                                     ============           ============





See  Accountants'  Review  Report

                      Stem Cell Therapy International Inc.
                         (a development stage enterprise)

                 Statements of Changes in Stockholders' Deficit

            For the period from December 2, 2004 (Date of Inception)
                            through December 31, 2005

                                              COMMON STOCK          PREFERRED STOCK
                                              -------------         ---------------
                                                                                                           DEFICIT
                                                                                                           ACCUMULATED
                                                                                            ADDITIONAL     DURING
                                                                                            PAID-IN        DEVELOPMENT
                                       SHARES         AMOUNT     SHARES      AMOUNT         CAPITAL        STAGE          TOTAL
                                    ------------   -------    ----------  ---------       -------         ---------    ----------
Issuance of common stock for
    cash, December 2004*              11,600,000  $ 11,600             -   $      -        $    -        $       -    $   11,600

Options exercised, December 2004*        500,000       500             -          -             -                -           500

Issuance of common stock and value of
    options for acquisition deposit,
    December 2004*                     5,000,000     5,000             -          -         7,749                -         5,000

Value of options issued for services           -         -             -          -           906                -           906

Issuance of common stock for services,
    January 2005*                      2,170,000     2,170             -          -             -                -         2,170

Issuance of common stock for cash,
    January 2005*                        200,000       200             -          -             -                -           200

Issuance of common stock for cash,
    February 2005*                     1,100,000     1,100             -          -             -                -         1,100

Issuance of common stock for cash,
    March 2005*                          650,000       650             -          -             -                -           650

Net loss for the period                        -         -             -          -             -          (26,241)      (26,241)

Balance, March 31, 2005               21,220,000   $21,220             -   $      -       $ 3,655        $ (26,241)    $  (1,366)
                                    ------------   -------    ----------  ---------       -------         ---------    ----------

Cancellation of common stock issued
    and options awarded for services
    May 2005* (unaudited)             (5,600,000)   (5,600)            -          -        (2,749)               -        (8,349)

Issuance of common stock for services,
    September 2005* (unaudited)          379,000       379             -          -             -                -           379

Reverse acquisition, September 2005    6,310,678     6,311             -          -          (906)               -         5,405
    (unaudited)

Issuance of common stock for a reduction
    in shareholder advances,
    September 2005* (unaudited)        3,000,000     3,000             -          -             -                -         3,000

Issuance of common stock for services,
    September 2005* (unaudited)        8,030,000     8,030             -          -             -                -         8,030

Issuance of preferred stock for cash,
    September 2005* (unaudited)                -         -       500,000        500        24,500                -        25,000

Issuance of common stock for services,
    September 2005, ($1.88 per
    share) (unaudited)                     6,400         6             -          -        11,994                -        12,000

Issuance of common stock for services,
    October 2005, ($1.01 per
    share) (unaudited)                    11,882        12             -          -        11,988                -        12,000

Issuance of common stock for services,
    October 2005, ($1.05 per
    share) (unaudited)                    20,000        20             -          -        20,980                -        21,000

Issuance of common stock for services,
    October 2005, ($1.75 per
    share) (unaudited)                    20,000        20             -          -        34,980                -        35,000

Issuance of common stock for services,
    November 2005, ($.86 per
    share) (unaudited)                    13,953        14             -          -        11,986                -        12,000

Issuance of common stock for services,
    December 2005, ($.97 per
    share) (unaudited)                    30,000        30             -          -        29,070                -        29,100

Issuance of common stock for services,
    December 2005, ($1.00 per
    share) (unaudited)                    12,000        12             -          -        11,988                -        12,000

Net loss for the nine months ended
    December 31, 2005 (unaudited)              -         -             -          -             -         (256,022)     (256,022)

                                    ------------   -------    ----------  ---------       -------         ---------    ----------
Balance, December 31, 2005
    (unaudited)                       33,453,913   $33,454       500,000   $    500    $  157,486       $ (282,263)   $  (90,823)
                                    ============   =======    ==========  =========    ==========       ===========   ===========

*All  common  stock  issued  for,  or  valued  at  $.001.

See  Accountants'  Review  Report

                      Stem Cell Therapy International Inc.
                         (a development stage enterprise)

                            Statements of Cash Flows

               For the Nine Months Ended December 31, 2005 and the
                period from December 2, 2004 (Date of Inception)
                            through December 31, 2005

<BTB>
                                                                            Nine Months       December 2, 2004
                                                                               Ended         (Date of Inception)
                                                                             December          Through December
                                                                             31, 2005               31, 2005
                                                                           -----------       --------------------
OPERATING ACTIVITIES
Net loss                                                                     $(256,022)            $(282,263)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock issued for services                                                      141,509               143,579
Recapitalization                                                                 5,405                 5,405
Value of options for services                                                                            906
(Increase) decrease in:
Prepaid expenses                                                               (80,724)              (80,925)
Deposits                                                                        11,160                (1,589)
Increase in accounts payable and accrued liabilities                            54,492                60,000
                                                                             ----------            ----------
Total adjustments                                                              131,842               127,376
                                                                             ----------            ----------
Net cash used by operating activities                                         (124,180)             (154,887)
                                                                             ----------            ----------


FINANCING ACTIVITIES
Proceeds from advances from shareholder                                         27,685                48,378
Payments to shareholder                                                           (774)
Advances from related party                                                    224,582               224,582
Proceeds from sale of common stock                                              25,000                41,550
                                                                             ----------            ----------
Net cash provided by financing activities                                      276,493               314,510
                                                                             ----------            ----------

NET INCREASE IN CASH                                                           152,313                159,623

CASH AT BEGINNING OF PERIOD                                                      7,310
                                                                              --------             ----------

CASH AT OF END OF PERIOD                                                     $ 159,623             $ 159,623
                                                                             ==========            ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
AND NONCASH FINANCING ACTIVITIES:

Cash paid for interest                                                        $     79                $   79
                                                                               ========               ======
Common stock issued for a reduction in advance from shareholder                $  3,000               $3,000
                                                                               ========               ======

See  Accountants'  Review  Report
                                        5

                      Stem Cell Therapy International Inc.
                         (a development stage enterprise)

                          Notes to Financial Statements

               For the Nine Months Ended December 31, 2005 and the
                period from December 2, 2004 (Date of Inception)
                            through December 31, 2005
                                   (Unaudited)

1.     BACKGROUND  INFORMATION

Stem Cell Therapy International Corp. (the "Company"), is a development stage enterprise that was incorporated in the state of Nevada on December 2. 2004. To date, the Company's activities have been limited to raising capital, organizational matters, and the structuring of its business plan. The corporate headquarters is located in Tampa, Florida.

The Company is engaged in the field of research and development of regenerative medicine. The Company manufactures allo stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body such as Alzheimer's, Parkinson's Disease, ALS, leukemia, muscular dystrophy, multiple sclerosis, arthritis, spinal cord injuries, brain injury, stroke, heart disease, liver and retinal disease, diabetes as well as certain types of cancer. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where stem cell transplantation therapy is approved by the appropriate local government agencies. The Company intends to provide these biological solutions containing stem cell products in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials. Its products, which are available now, include various allo stem cell biological solutions (containing human stem cells), low-molecular proteins and human growth factor hormones. The Company intends to deliver stem cell transplants worldwide, educate and consult with physicians and patients in the clinical aspects of stem cell transplantation.

Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Altadyne, Inc., a publicly reporting company which has no ongoing operations. Under the terms of the agreement, the Company would merge into Altadyne and the merged entity would change its name to Stem Cell Therapy International Inc.

Effective September 1, 2005, Stem Cell Therapy International, Inc. revised its Articles of Incorporation to reflect the establishment of 500,000 shares of Series A Participating Preferred Stock with $.001 par value.

2.     GOING  CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended December 31, 2005 and the period since December 2, 2004 (date of inception) through December 31, 2005, the Company has had a net loss of $256,022 and $282,263, respectively and cash used by operations of $124,180 and $154,887, respectively, and negative working capital of $92,412 at December 31, 2005. As of December 31, 2005, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from the sale of equity securities and shareholder advances. The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.

                      Stem Cell Therapy International Inc.
                         (a development stage enterprise)

                          Notes to Financial Statements

               For the Nine Months Ended December 31, 2005 and the
                period from December 2, 2004 (Date of Inception)
                            through December 31, 2005
                                   (Unaudited)

3.     SIGNIFICANT  ACCOUNTING  POLICIES:

The  significant  accounting  policies  followed  are:

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of (a) the financial position at December 31, 2005, (b) the results of operations for the 9 months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005, (c) the statement of changes in stockholders' equity for the period from December 2, 2004 (date of inception) through December 31, 2005, and (d) cash flows for the 9 months ended December 31, 2005 and for the period December 2, 2004 (date of inception) through December 31, 2005, have been made.

Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying statements and notes should be read in conjunction with the audited financial statements and notes of the Company for the period ended March 31, 2005. The results of operations for the nine months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005 are not necessarily indicative of those to be expected for the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

Revenue is recognized upon delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exists. Advance customer payments are recorded as deferred revenue until such time as they are earned.

     Research and development costs are charged to operations when incurred and are included in operating expenses. The Company had no research and development expenses for the nine months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005.

                      Stem Cell Therapy International Inc.
                        (a development stage enterprise)

                          Notes to Financial Statements

               For the Nine Months Ended December 31, 2005 and the
                period from December 2, 2004 (Date of Inception)
                            through December 31, 2005
                                   (Unaudited)

4.     ACQUISITIONS


Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Altadyne, Inc., a publicly reporting company which has no assets, liabilities or ongoing operations. Under the terms of the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of the Company in a non-cash transaction and the Company merged into Altadyne. Subsequent to the merger, the Altadyne changed its name to Stem Cell Therapy International Inc. This transaction is accounted for as a reverse merger, with the Company treated as the accounting acquirer for financial statement purposes.

The results of operations for Altadyne for the period September 1, 2005 through December 31, 2005 have been included in the statement of operations of the Company.

Proforma financial statements are not presented as the acquisition is deemed not significant and the pro-forma financial statements for continuing operations of the surviving entity are not materially different from the financial statements presented.

The transaction is a purchase transaction that is subject to change over the next twelve months, the unaudited interim results are not necessarily indicative of what the actual results will be at year end.

BIO-CELLULAR RESEARCH ORGANIZATION LLC
--------------------------------------

On December 15, 2004 the Company entered into an agreement with Bio-Cellular Research Organization LLC ("BCRO") to acquire the operations and intellectual property of BCRO. BCRO prepares stem cell transplants of animal fetal origin of 200 cell types.

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 15, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

INNER  SYSTEMS,  INC.
---------------------

On February 2, 2005 the Company entered into a Term Sheet Agreement ("Term Sheet") with Inner Systems, Inc. ("ISI"). ISI is a publicly-reporting company which presently has no ongoing operations. Under the terms of the Term Sheet, the Company and ISI would arrange a transaction whereby the Company would merge into ISI. Thereafter, the merged entity would change its name to Stem Cell Therapy International Corp.

The Company has provided $5,000 under the terms of the Term Sheet to ISI for ISI's legal fees related to the proposed transaction. The funds provided have been recorded as an expense in the accompanying statement of operations, as the contract was terminated.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

               For the Nine Months Ended December 31, 2005 and the
                period from December 2, 2004 (Date of Inception)
                            through December 31, 2005
                                   (Unaudited)

5.     RELATED  PARTY  TRANSACTION

The advance from stockholder account is made up of advances from an officer of the Company to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

Due to related party is a demand note to a consulting company related by ownership. The note is non-interest bearing and unsecured.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.

6.     LEASE  COMMITMENTS

The Company leases office space and office equipment under an operating lease on a month-to-month basis. The terms of the lease agreement require 30 days written notice to terminate the lease.

Rent expense amounted to $15,874 and $19,314 for the nine months ended December 31, 2005 and the period from December 2, 2004 (Date of Inception) through December 31, 2005.

7.     STOCK  OPTIONS  AND  WARRANTS:

The following table summarizes the activity related to all Company stock options and warrants for the period from December 2, 2004 (Date of Inception) through December 31, 2005:

                                                                                        Weighted Average
                                                                  Exercise Price          Exercise Price
                                                                    per Share              per Share
                                                   Stock     -------------------      ------------------------
                                    Warrants      Options    Warrants   Options       Warrants      Options
                                    -------     ----------  ---------  -----------   ----------  --------------
Outstanding at December 2, 2004         -                -          -           -            -                -
      Granted                           -        6,000,000          -     $0.001-0.75        -           $ 0.18
      Exercised                         -          500,000          -        0.001           -             0.001
                                       -------------------------------------------------------------------------
Outstanding at March 31, 2005           -        5,500,000          -     $0.003-0.75        -           $ 0.196
      Canceled or expired               -       (5,500,000)         -           -            -                -
                                       -------------------------------------------------------------------------
Outstanding at December 31, 2005        -                -          -           -            -                -

Exercisable at December 31, 2005        -                -          -           -            -                -




8.     CAPITALIZATION

The Company has 500,000,000 shares of common stock authorized. In addition, there are 500,000 authorized shares of participating convertible preferred stock, $.001 par value, the issuance of which is subject to approval by the Board of Directors. The Board of Directors has the authority to declare dividends. The voting rights of the convertible preferred stockholders are equivalent to that of the common stockholders. The convertible preferred stock can be converted at any time by the holder into one share of common stock. As of December 31, 2005, the Company had 500,000 shares of convertible preferred stock issued and outstanding valued at $25,000.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

               For the Nine Months Ended December 31, 2005 and the
                period from December 2, 2004 (Date of Inception)
                            through December 31, 2005
                                   (Unaudited)

9.     CONTINGENCIES  AND  COMMITMENTS

The Company has entered into several consulting agreements with other companies and individuals to provide consulting and advisory services to the Company. The agreements provide for terms ranging from one to three years. Additionally, the consulting agreements required payments of 3,030,000 shares of the Company's common stock valued at $3,030. The Company has not entered into any employment contracts to date.

The Company has entered into several consulting agreements with doctors to provide consulting and advisory services to the Company. The agreements provide for one year service terms. In exchange for these services, the Company issued a total of 70,000 shares of common stock valued at $85,100.

The Company has entered into an agreement with an investor relations firm to provide public relations services which expires on July 1, 2006. The agreement calls for payment of $6,243 in cash and the issuance common stock valued at $12,000 per month.

Effective December 16, 2004, the Company entered into a three year consulting agreement with PMS SA in which the Company is obligated to issue an additional 500,000 shares of restricted common stock. On July 23, 2005, the Company cancelled this agreement and returned the $500 paid for the common stock and the consultant returned the 500,000 shares of common stock.

Effective September 1, 2005, the Company entered into a ten year licensing agreement with the Institute of Cell Therapy, a company incorporated and organized under the laws of Kiev, Ukraine ("ICT"). The agreement grants the Company an exclusive right and license in most parts of the world to utilize patents, processes and products owned or produced by ICT in connection with the operation of the Company's business. In exchange for the license, the Company agrees to exclusively purchase all biological solution of stem cell Allo Transplant materials from ICT for a three year period. Such Allo Transplant materials shall be at a cost of $6,500 per patient per condition. The Company has provided ICT with a $120,000 irrevocable letter of credit in ICT's favor for the first three year's of the agreement. The Company has also issued ICT a total license fee of 20% of the Company's issued and outstanding common stock or 5,000,000 shares of restricted common stock.

Effective May 4, 2005, the Company entered into an agreement with Westminster Securities Corporation (Westminster) for consulting services and to secure funding and/or lines of credit. In exchange for these services, the Company paid Westminster a $20,000 retainer and will pay 10% of any equity-based funding, 8% of any debt-based convertible funding, 5% of any nonconvertible debt-based funding, as well as, issue warrants equal to 10% of the number of shares of stock issued in connection with the funding. As of December 31, 2005, no funding has been secured, however, Westminster did facilitate the acquisition of Altadyne, and therefore received 379,000 shares of common stock valued at $379.

                              FINANCIAL STATEMENTS

                      STEM CELL THERAPY INTERNATIONAL CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)


               For the Period December 2, 2004 (Date of Inception)
                             through March 31, 2005

             Report of Independent Registered Public Accounting Firm

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                              Financial Statements

               For the Period December 2, 2004 (Date of Inception)
                             through March 31, 2005














                                    CONTENTS


Report  of  Independent  Registered  Public  Accounting  Firm     1

Financial  Statements:

     Balance  Sheet                                               2
     Statement  of  Operations                                    3
     Statement  of  Changes  in  Stockholders'  Equity            4
     Statement  of  Cash  Flows                                   5
     Notes  to  Financial  Statements                          6-13

             Report of Independent Registered Public Accounting Firm



Board  of  Directors
Stem  Cell  Therapy  International  Corp.
Tampa,  Florida

We have audited the accompanying balance sheet of Stem Cell Therapy International Corp. (a development stage enterprise) as of March 31, 2005 and the related statements of operations, changes in stockholders' deficit, and cash flows for the period December 2, 2004 (Date of Inception) through March 31,
2005. These financial statements are the responsibility of the management of Stem Cell Therapy International Corp. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we expressed no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Company. as of March 31, 2005 and the results of its operations and its cash flows for period from December 2, 2004 (Date of Inception) through March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit of $26,241 from inception to March 31, 2005, cash used by operations of $31,207 and negative working capital of $14,115. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Pender  Newkirk  &  Company
Certified  Public  Accountants
Tampa,  Florida
April 13, 2005, except for the second and fifth paragraphs of Footnote 4 and Footnote 10, as to which the date is January 18, 2006

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                                  Balance Sheet

                                 March 31, 2005

ASSETS
Current assets:
Cash                                           $ 7,310
Prepaid expenses                                 8,549
                                              ---------
Total current assets                            15,859

Deposits                                         12,749
                                                -------

Total Assets                                  $ 28,608
                                              =========



LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable                              $  5,507
Advances from shareholder                       24,467
                                              ---------
Total current liabilities                       29,974

Stockholders' deficit:
Common stock; $.001 par value; 500,000,000
shares authorized and 21,220,000 outstanding    21,220
Additional paid-in capital                       3,655
Deficit accumulated during development stage   (26,241)
                                              ---------
Total stockholders' deficit                     (1,366)
                                              ---------

Total liabilities & stockholders' deficit     $ 28,608
                                              =========





The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                            Statements of Operations

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005


Operating expenses:
Selling, general and administrative                $ 26,280
                                                   ---------
                                                     26,280
                                                     ------

Loss from operations                                 26,280

Other (expense) income:
Interest income                                          39
                                                   ---------

Net loss before taxes                               (26,241)

Income tax expense                                        -
                                                   ---------

Net loss                                           $(26,241)
                                                   =========


Net loss per share                              $     (0.00)
                                                ============


Weighted average number
of common shares                                 18,645,378
                                               =============















The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                 Statements of Changes in Stockholders' Deficit

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

                                                                                          Deficit
                                                                                       Accumulated
                                                                                          During         Total
                                                    Common Stock       Additional      Development    Stockholders'
                                               Shares         Amount   Paid-In Capital    Stage          Deficit
                                             -------------  ---------  --------------- -------------   -----------
Issuance of common stock for
    cash, December 2004*                    11,600,000  $      11,600             -              -      $ 11,600

Options exercised, December 2004*              500,000            500             -              -           500

Stock issued and value of options for
 .acquisition deposit, December 2004*        5,000,000          5,000         2,749              -         7,749

Value of options to be issued for services           -              -           906              -           906

Stock issued for services,
    January 2005*                            2,170,000          2,170             -              -         2,170

Issuance of common stock for
    cash, January 2005*                        200,000            200             -              -           200

Issuance of common stock for
    cash, February 2005*                     1,100,000          1,100             -              -         1,100

Issuance of common stock for
    cash, March 2005*                          650,000            650             -              -           650

Net loss for the period                              -              -             -        (26,241)      (26,241)
                                                     -
                                             -------------  ---------  --------------- -------------   -----------

Balance, March 31, 2005                     21,220,000       $ 21,220         3,655        (26,241)       (1,366)
                                             =============  =========  =============== =============   ===========




*All  common  stock  issued  for,  or  valued  at  $.001.





The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                            Statements of Cash Flows

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

OPERATING ACTIVITIES
    Net loss                                              $(26,241)
                                                          ---------
    Adjustments to reconcile net loss to net
        cash used by operating activities:
        Stock issued for services                            2,170
        Value of options for services                          906

            Increase in:
                Prepaid expenses                            (8,549)
                Deposits                                    (5,000)
            Increase in accounts payable                     5,507
                                                          ---------
    Total adjustments                                       (4,966)
                                                          ---------
        Net cash used by operating activities              (31,207)
                                                          ---------


FINANCING ACTIVITIES
    Advances from shareholder                               24,467
    Proceeds from sale of common stock                      14,050
                                                          ---------
        Net cash provided by financing activities           38,517
                                                          ---------

NET INCREASE IN CASH                                          7,310

CASH AT BEGINNING OF PERIOD                                      -
                                                          ---------

CASH AT OF END OF PERIOD                                  $  7,310
                                                          =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
AND NONCASH FINANCING ACTIVITIES:

    Common stock issued for acquisition deposit           $  7,749
                                                          =========






The  accompanying  notes  are  an  integral  part  of  the financial statements.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

1.     BACKGROUND  INFORMATION

Stem Cell Therapy International Corp. (the "Company"), is a development stage enterprise that was incorporated in the state of Nevada on December 2. 2004. To date, the Company's activities have been limited to raising capital, organizational matters, and the structuring of its business plan. The corporate headquarters is located in Tampa, Florida.

The Company's planned line of business will be to become the provider of the stem cell xeno-transplantation. The Company intends to deliver our stem cell transplants worldwide, educate and consult physicians and patients in the clinical aspects of stem cell transplantation.

2.     GOING  CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the period since December 2, 2004 (date of inception) through March 31, 2005, the Company has had a net loss of $26,241 and cash used by operations of $31,207, and negative working capital of $14,115. As of March 31, 2005, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from the sale of equity securities and shareholder advances. The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.

3.     SIGNIFICANT  ACCOUNTING  POLICIES

The  significant  accounting  policies  followed  are:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

3.     SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

     Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

     Deferred offering costs in connection with the Company raising additional capital through the sale of its common stock will be capitalized and will be charged against additional paid-in capital as common stock is issued. For stock issued as payment for deferred offering costs, these costs will be capitalized and included in a contra-equity account. If there is no issuance of common stock, the costs incurred will be charged to operations.

     The Company evaluates the recoverability of its long-lived assets or asset groups, whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related assets may be less than previously anticipated. If the net book value of the related assets exceeds the undiscounted future cash flows of the assets, the carrying amount would be reduced to the present value of their expected future cash flows and an impairment loss would be recognized. There has been no impairment losses in the period presented.

     In determining the value of options, the value of each option is estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions for options granted during the period ended March 31, 2005:

               Dividend  rate                      0.00%
               Risk  free  interest  rate          4.18%
               Expected  lives            2  -  5  years
               Volatility                           290%

     Research and development costs are charged to operations when incurred and are included in operating expenses. The Company had no research & development expenses for the period December 2, 2004 (date of inception) through March 31, 2005.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

3.     SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

     Basic and diluted earnings per share are computed based on the weighted average number of common stock outstanding during the period. Common stock equivalents are not considered in the calculation of diluted earnings per share for the periods presented because their effect would be anti-dilutive.

     In December 2004, the Financial Accounting Standards Board ('FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires, among other things, that all share-based payments to employees, including grants of stock options, be measured at their grant-date fair value and expensed in the consolidated financial statements. The accounting provisions of SFAS No. 123R are effective for reporting periods beginning after December 2005; therefore, the Company is required to adopt SFAS No. 123R in the first quarter of 2006. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Management has not determined the effect of the adoption of SFAS No. 123R

4.     ACQUISITIONS

BIO-CELLULAR RESEARCH ORGANIZATION LLC

On December 15, 2004 the Company entered into an agreement with Bio-Cellular Research Organization LLC ("BCRO") to acquire the operations and intellectual property of BCRO. BCRO prepares stem cell transplants of animal fetal origin of 200 cell types.

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 14, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

4.     ACQUISITIONS  (CONTINUED)

     INNER  SYSTEMS,  INC.
     ---------------------
On February 2, 2005 the Company entered into a Term Sheet Agreement ("Term Sheet") with Inner Systems, Inc. ("ISI"). ISI is a publicly-reporting company which presently has no ongoing operations. Under the terms of the Term Sheet, the Company and ISI would arrange a transaction whereby the Company would merge into ISI. Thereafter, the merged entity would change its name to Stem Cell Therapy International Corp.

The Company has provided $5,000 under the terms of the Term Sheet to ISI for ISI's legal fees related to the proposed transaction. The funds provided have been recorded as a deposit in the accompanying balance sheet.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

5.     RELATED  PARTY  TRANSACTION

The advances from stockholder account is made up of advances from an officer of the Company to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.

6.     LEASE  COMMITMENTS

The Company leases office space and office equipment under an operating lease on a month-to-month basis. The terms of the lease agreement require 30 days written notice to terminate the lease.

Rent expense amounted to $3,440 for the period from December 2, 2004 (Date of Inception) through March 31, 2005.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

7.     INCOME  TAXES

Income tax expense consists of the following:
                                                   2005
                                                ---------
     Taxes currently payable (receivable):
          Federal                             $       -0-
          State                                       -0-
                                              -----------
     Change in deferred income tax expense            -0-
                                              -----------
                                              $       -0-
                                              ===========

Income taxes are based on estimated of the annual effective tax rate and evaluations of possible future events and transactions and may be subject to subsequent refinement or revision.

Amounts  of  deferred  tax  assets  and  liabilities  are  as  follows:
     Deferred  Tax  Asset                  $   11,180
     Valuation  Allowance                     (11,180)
                                        --------------
     Total  Deferred  Taxes                        -0-
                                        ==============

Management has established a valuation allowance equal to the amount of the deferred tax assets due to the uncertainty of the Company's realization of this benefit.


8.     STOCK  OPTIONS  AND  WARRANTS:

The following table summarizes the activity related to all Company stock options and warrants for the period from December 2, 2004 (Date of Inception) through March 31, 2005:

                                                                                        Weighted Average
                                                                  Exercise Price          Exercise Price
                                                                    per Share              per Share
                                                   Stock     -------------------      ------------------------
                                    Warrants      Options    Warrants   Options       Warrants      Options
                                    -------     ----------  ---------  -----------   ----------  --------------
Outstanding at December 2, 2004         -                -          -           -            -                -
      Granted                           -        6,000,000          -     $0.001-0.75        -           $ 0.18
      Exercised                         -          500,000          -        0.001           -             0.001
      Canceled or expired               -                -          -           -            -                -
                                       -------------------------------------------------------------------------
Outstanding at March 31, 2005           -        5,500,000          -     $0.003-0.75        -           $ 0.196

Exercisable at March 31, 2005           -        2,000,000          -       $0.05            -           $ 0.05



These options do not nave a stated expiration date and effective May 1, 2005 all options have been cancelled.

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

9.     CONTINGENCIES  AND  COMMITMENTS

The Company has entered into several consulting agreements with other companies to provide consulting and advisory services to the Company. The agreements provide for terms ranging from one to three years. Additionally, the consulting agreements require payments of 3,000,000 shares of the Company's common stock. The Company has not entered into any employment contracts to date.

Effective December 16, 2004, the Company entered into a three year consulting agreement with PMS SA in which the Company is obligated to issued an additional 500,000 shares of restricted common stock. On July 23, 2005, the Company cancelled this agreement and returned the $500 paid for the common stock and the consultant returned the 500,000 shares of common stock.

10.     SUBSEQUENT  EVENTS

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 14, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

Effective May 4, 2005, the Company entered into an agreement with Westminster Securities Corporation (Westminster) for consulting services and to secure funding and/or lines of credit. In exchange for these services, the Company paid Westminster a $20,000 retainer and will pay 10% of any equity-based funding, 8% of any debt-based convertible funding, 5% of any nonconvertible debt-based funding, as well as, issue warrants equal to 10% of the number of shares of stock issued in connection with the funding.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

Effective September 1, 2005, the Company entered into a ten year licensing agreement with the Institute of Cell Therapy, a company incorporated and organized under the laws of Kiev, Ukraine ("ICT"). The agreement grants the Company an exclusive right and license in most parts of the world to utilize patents, processes and products owned or produced by ICT in connection with the operation of the Company's business. In exchange for the license, the Company agrees to exclusively purchase all biological solution of stem cell Allo Transplant materials from ICT for a three year period. Such Allo Transplant materials

                      Stem Cell Therapy International Corp.
                        (a development stage enterprise)

                          Notes to Financial Statements

            For the period from December 2, 2004 (Date of Inception)
                             through March 31, 2005

10.     SUBSEQUENT  EVENTS  (CONTINUED)

shall be at a cost of $6,500 per patient per condition. The Company has provided ICT with a $120,000 irrevocable letter of credit in ICT's favor for the first three year's of the agreement. The Company has also issued ICT a total license fee of 20% of the Company's issued and outstanding common stock or 5,000,000 shares of restricted common stock.

Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Altadyne, Inc., a publicly reporting company which has no ongoing operations. Under the terms of the agreement, the Company would merge into Altadyne and the merged entity would change its name to Stem Cell Therapy International Inc.

Effective September 1, 2005, Stem Cell Therapy International, Inc. revised its Articles of Incorporation to reflect the establishment of 500,000 shares of Series A Participating Preferred Stock with $.001 par value.

Effective September 15, 2005, the Company issued 500,000 shares of the Series A Participating Preferred Stock for $25,000.